

THE SAUER-DANFOSS INC

PERSPECTIVE



2001 Annual Report

INTEGRATED VEHICLE SYSTEMS

Today's advanced vehicles require integrated systems from technology-focused companies. Sauer-Danfoss systems provide a complete package of power and control for a vehicle's propel, work, fuel management, safety, cooling, and braking and steering functions.



JOYSTICK
MICROCONTROLLER
WORKING PUMP
PROPORTIONAL VALVES
POSITIONING SENSORS
CONTROL UNIT
PUMP
OPERATOR INTERFACE
PROPORTIONAL VALVES
WORKING PUMPS
PROPORTIONAL VALVES
CONTROL VALVES
JOYSTICKS
WORKING MOTOR
PROPORTIONAL VALVES
CONTROL VALVES
WORKING MOTORS
CONTROL UNIT
WORKING PUMP
CONTROL VALVES
HYDRAULIC CONNECTIONS
ELECTRICAL CONNECTIONS

PROPEL FUNCTION

Sauer-Danfoss products transmit power to the wheels or tracks of a vehicle with efficiency, reliability and flexibility. These propel products include hydrostatic transmissions, gear boxes, orbital motors, and integrated hydrostatic transaxles.

WORK FUNCTION

To enhance a vehicle's work capacity, Sauer-Danfoss offers a full range of products that transmit power efficiently from a vehicle's engine, including valves, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes.

CONTROL FUNCTION

Our steering units and microprocessor electronic controls provide the flexibility and pinpoint control that make equipment easy to operate and precise in function. Sauer-Danfoss controls include a complete line of steering units, microcontrollers, solenoid-operated valves, joysticks, speed and position sensors, and grade and slope sensors.

Sauer-Danfoss is a leading global supplier of engineered hydraulic systems, components, and electronics to manufacturers of mobile equipment used for construction, material handling, road building and maintenance, agriculture, turf care, and specialty vehicles.

MANUFACTURING LOCATIONS

Caxias do Sul, Brazil
Shanghai, China
Nordborg, Denmark
Neumünster, Germany
Bologna, Italy
Cento, Italy
Reggio Emilia, Italy
Osaka, Japan
Wroclaw, Poland
Povazská Bystrica, Slovakia
Dubnica nad Váhom, Slovakia
Älmhult, Sweden
Stratford-upon-Avon, UK
Swindon, UK
Ames, Iowa, USA
West Branch, Iowa, USA
Freeport, Illinois, USA
LaSalle, Illinois, USA
Sullivan, Illinois, USA
Lawrence, Kansas, USA
Minneapolis, Minnesota, USA
Hillsboro, Oregon, USA
Easley, South Carolina, USA
Sturtevant, Wisconsin, USA

SALES LOCATIONS

Sydney, Australia
Brussels, Belgium
São Paulo, Brazil
Toronto, Canada
Shanghai, China
Ganløse, Denmark
Espoo, Finland
Trappes, France
Offenbach, Germany
New Delhi, India
Bologna, Italy
Turin, Italy
Osaka, Japan
Gouda, Netherlands
Skui, Norway
Lisbon, Portugal
Singapore
Povazská Bystrica, Slovakia
Madrid, Spain
Stockholm, Sweden
Swindon, UK

SHS New York Stock Exchange
SAR Frankfurt Stock Exchange
Sauer-Danfoss Inc. stock has been publicly traded since May 1998, and our roots in the mobile equipment industry date back more than 40 years.

CONTENTS

Financial Highlights

(in thousands except per share and employee data)	***2001***	*2000[1]*	*1999*	*1998*	*1997*
Operating Data:					
Net sales	**$ 855,279**	$782,537	$534,382	$564,524	$535,173
Earnings before interest and taxes	**$ 24,976**	$ 55,347	$ 37,625	$ 50,527	$ 50,680
Net income	**$ 4,730**	$ 26,925	$ 18,120	$ 26,334	$ 27,129
Per Share Data:					
Diluted earnings per share	**$ 0.10**	$ 0.91[2]	$ 0.67	$ 1.01	$ 1.12
Dividends per share	**$ 0.28**	$ 0.28	$ 0.28	$ 0.29	$ 0.32
Book value per share	**$ 7.39**	$ 8.73	$ 5.54	$ 5.69	$ 3.52
Ratios:					
Return on sales	**3.8%**	9.1%[2]	8.3%	10.6%	11.1%
Return on average net assets	**4.8%**	16.2%[2]	13.5%	20.3%	25.8%
Debt to debt plus equity	**44.5%**	39.8%	41.7%	45.0%	53.6%
Other:					
Backlog (at year-end)	**$ 319,905**	$375,052	$252,400	$261,700	$227,500
Capital expenditures	**$ 69,697**	$ 67,931	$ 57,149	$ 98,582	$ 66,750
EBITDA*	**$ 94,450**	$108,685	$ 73,163	$ 81,162	$ 76,515
Cash flows from (used in):					
Operating activities	**$ 67,266**	$ 81,859	$ 77,786	$ 63,535	$ 42,744
Investing activities	**$(110,143)**	$ (62,305)	$ (56,779)	$ (98,950)	$ (70,311)
Financing activities	**$ 33,497**	$ 5,406	$ (22,940)	$ 35,077	$ 23,351
Number of employees (at year-end)	**6,790**	6,733	3,836	3,710	3,751
Sales/total compensation expense	**3.22X**	3.32X	3.49X	3.68X	3.66X



535,173
564,524
534,382
782,537
855,279
97 98 99 00 01

Net Sales

($ in thousands)



50,680
50,527
37,625
55,347
24,976
97 98 99 00 01

EBIT

($ in thousands)



1.12
1.01
0.67
0.91
0.10
97 98 99 00(2) 01

Earnings per Share

(in $)



53.6
45.0
41.7
39.8
44.5
97 98 99 00 01

Debt to Debt plus Equity

(percent)

*EBITDA – represents net income, plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures and working capital requirements.

(1) Includes results of Danfoss Fluid Power since May 3, 2000.

(2) Excludes one-time merger-related costs. Reported amounts are $0.69 per share, 7.1% return on sales and 13.3% return on average net assets.

MESSAGE TO OUR SHAREHOLDERS

Leadership is at its best when tested. Without question, the cyclical downturns and economic events of 2001 put many to the test, including our company. As the U.S. economy weakened, a rippling effect spread through Europe, Asia, and South America. All of our vehicle markets spiraled down more than we could have anticipated. While others reacted with short-term corrections, Sauer-Danfoss held its market leadership in mobile hydraulics by staying focused on its strategy for long-term growth and profitability. Our resolve netted us a stronger organization, renewed customer loyalty, and increased market share.

2001 marked our 40th year in the business of manufacturing and marketing hydraulics. Throughout our history, we have weathered difficult economic times, learning and growing from each experience. Although our financial results in 2001 were disappointing, we are taking appropriate actions to align our expenses, inventories, and investments with sales. At the same time, our sales growth is outpacing market growth. We are capitalizing on opportunities to develop new applications, sell more content per vehicle and more system solutions, while winning major multiyear product development programs from new and existing customers.

Our markets continue to be sluggish into early 2002 as the effects of 2001 linger. In the past year, we've seen the European agriculture market depressed by an outbreak of foot and mouth disease and the rental equipment market collapse from excess capacity, while the market demand in road building, construction and turf care declined. No one in our industry could have foreseen how quickly the markets would drop nor predict the cumulative effect. Knowing what we now know, we are dramatically cutting fixed costs and capital expenditures for the coming year. Despite these difficult market conditions, we fully expect to double our sales during the next five years.

Loyal customer relationships We demonstrate our leadership with a steadfast commitment to create value for customers, shareholders, and employees by consistently delivering quality, innovation, and high performance. At the same time, our original equipment manufacturer (OEM) customers are putting greater emphasis on price, striving to maintain their margins and market share. Relationships with customers and strategic suppliers have been central to our success and never have been based on cost alone. Nonetheless, we realize that to lead in our industry, we have to work harder to provide exceptional value as well as collaborative creativity and responsive service.

Multinational OEM customers are looking for new and differentiating products to produce superior vehicles that feature more advanced electronic applications and integrated systems. By being flexible, innovative, and responsive on a global level, we win customer loyalty and renewed business. As a result of sales wins in 2001, we are working on 16 major new customer programs that, when at full production, will generate more than $75 million annually in sales.

Focused on growth and profitability During the past year, we followed our core strategy for long-term growth by investing in new product offerings, adding to our global network, and enhancing operating efficiencies. To ensure the long-term health of our company, our formula for sustained profitability is based on two thirds internal growth and one third growth from strategic acquisitions and joint ventures.



< Klaus H. Murmann
Chairman

David L. Pfeifle >
President & CEO



In the past two years, we have invested $68 million in research and development and $138 million in capital investment for new technology, plant modernizations and consolidations, in addition to several strategic acquisitions and joint ventures.

To establish a manufacturing and distribution presence in high-potential geographic markets, we acquired Dantal Hydraulics in India and Hidrover Válvulas S.A. in Brazil. Our acquisition of Compact Controls in Oregon gives us a stronger position in valves, one of the market's fastest growing products. Along with our 2000 acquisitions of NOB Electronik AB in Sweden and ICT Ltd. in the United Kingdom, our purchase of Italdigit in Italy gives us increased capability to offer fully integrated hydraulic systems. We also entered into an agreement with Topcon Laser Systems, Inc. to create a joint venture company called TSD Integrated Controls, which provides innovative technology for machine control systems.

Additionally, we recently announced an agreement to purchase a minority interest in Comatrol SpA, Reggio Emilia, Italy, and to form a strategic alliance to develop and manufacture cartridge valves and hydraulic integrated circuits under the Sauer-Danfoss brand. The pending purchase of Thrige Electric, a leader in electronic motor technology, is expected to close in early 2002.

We expect to more than double our sales in the Asia-Pacific region through two joint ventures formed in 2001 with Daikin Industries, Ltd. Daikin-Sauer-Danfoss Manufacturing Ltd., a manufacturing operation located in Osaka, Japan, is producing hydrostatic transmissions, and Sauer-Danfoss-Daikin Ltd. is operating as our Asia-Pacific sales and marketing arm. Additionally, our startup plant in Shanghai, China, marked its first year of profitability in 2001.

We have just ended a period of aggressive, acquisitive growth. During 2002, our focus will be on integration and internal growth. As we go forward in our company's development, Sauer-Danfoss will continue to consider acquisitions that meet our criteria of being good fits with our growth strategy, financial goals, and culture.

Conservative financial management We began 2002 very conservatively, maintaining tight controls on costs and looking to our talented and resourceful employees to help us find new ways to reduce expenses, conserve cash, and manage through difficult times.



Our concentration has shifted to managing our existing capacity to its highest potential, eliminating redundant functions, bringing consistency to our processes, and making optimum use of global resources.

In the first half of 2001, we finalized the consolidation of the West Branch, Iowa, plant at a total cost of $20 million. Additionally, we cut discretionary spending, froze hiring, cut back on overtime, had periodic plant shutdowns, and reduced inventories by nearly $11 million. And, while our company culture strives to avoid employee layoffs, we managed to reduce headcount through attrition and selective staff reductions.

Our balance sheet is solid, with an appropriate mix of equity and debt, and we continue to be committed to funding our internal growth out of cash flow from operations. After investing $70 million in 2001, our intention in 2002 is to hold capital expenditures to under $50 million.

Evolving into a billion-dollar enterprise Over the course of the past decade, our company has evolved from being an entrepreneurial, family-run business to become a $1 billion market leader in a dynamic global economy. Today, our organization is spread across six continents with 24 manufacturing facilities and 7,000 employees that speak 16 different languages. We realize that managing an enterprise of such scale and diversity requires an ongoing effort to define the best organizational structure. To that end, we have expanded our executive office. Additionally, we recruited Karl J. Schmidt for the newly created position of Executive Vice President and Chief Financial Officer. To better facilitate collaboration and provide better access from locations around the world, our executive office is being consolidated and relocated to Chicago, Illinois, during the first half of 2002.

Looking ahead, we expect our compatible goals of innovation and cost consciousness will provide customers with mobile equipment solutions that have greater functionality, lower cost, shorter cycle times, and greater flexibility. At the same time, we are addressing basic performance issues to improve the efficiency in all of our operations.

We have a vision of where we want to go as a company, and sound strategies for increasing profits and creating shareholder value. We are well positioned for the market turnaround. Over the next 10 years we expect to see exciting progress in electrohydraulics, creating even more opportunities for our business. An increasing number of mobile vehicles will switch from hydraulics to electrohydraulics, a trend that we must support by investing in technology and staying close to customers.

Our past and future success is due to the support of our shareholders, our customers, our suppliers, and the men and women of Sauer-Danfoss who are being asked to do more than ever before and to think in new ways. We owe our appreciation to all of you for your dedicated efforts and willingness to respond to new challenges.

Klaus H. Murmann
Chairman

David L. Pfeifle
President & CEO

In 2001, we expanded our Executive Office Team to include: (left to right) Dave Anderson, Executive Vice President—Strategic Business Development; Karl Schmidt, Executive Vice President and CFO; Hans Cornett, Executive Vice President—Sales and Marketing; Jim Wilcox, Executive Vice President—Propel Products; Niels Erik Hansen, Executive Vice President—Work Function and Control Products; and Dave Pfeifle, President and CEO.






STÄUBLI



FROM OUR PERSPECTIVE

Sauer-Danfoss is achieving its vision of being the premier supplier of hydraulic components and integrated systems for mobile equipment. Our goal is to create value for customers, shareholders, and employees by consistently delivering high quality and performance in our products, processes, and investment returns.

In 2002, a year of continuing market downturns and economic fluctuations, we are pursuing our profitable growth strategy through four key business objectives: 1. We build upon our company's strengths in design, manufacturing, and marketing to provide the market's highest-value solutions. 2. We demonstrate our industry leadership by making it easier to do business with us in more locations around the globe. 3. We manage cost and improve efficiencies and returns on every investment. 4. We gain market share and outpace the rest of our industry in sales growth to sustain our leadership position in mobile hydraulics.

BROADENING SAUER-DANFOSS CAPABILITIES BY BUILDING ON STRENGTHS











Approximately 400 Sauer-Danfoss engineers and technicians worldwide are helping OEMs bring to market innovative vehicles featuring our advanced performance, cost-effective, precision-controlled systems.





power electronics (far left)
rotating group (left)
triple gear pump (below)
custom transmission (below right)





OUR INVESTMENTS IN ACQUISITIONS, PLANT MODERNIZATIONS, JOINT VENTURES, AND RESEARCH AND DEVELOPMENT TRANSLATE INTO NEW CAPABILITIES AND PRODUCT OFFERINGS IN VALVES, MOTORS, PUMPS, ELECTRONICS, AND INTEGRATED HYDRAULIC SYSTEMS. IN 2001, WE WON 16 MAJOR PRODUCT DEVELOPMENT PROGRAMS FROM CUSTOMERS, REPRESENTING $75 MILLION IN ANNUAL SALES.

Sauer-Danfoss is proud of its reputation as an innovative global leader in the design and manufacture of electronic and hydraulic components and systems. Our basic business objective is to be a valued supplier and partner, continually providing the customer with more efficient vehicle designs that incorporate advanced products requiring shorter development times. This commitment to creative engineering, collaborative development, and high-quality performance requires a wide-ranging scale and scope of resources, operations, and distribution capabilities.

To keep growing with our customers and keep pace with market demands for highly reliable, efficient, and durable vehicles, we continually seek ways to build on our strengths and enhance our core capabilities. Through acquisitions, greenfield start-ups, and joint ventures, we have more than doubled our capacity in the past three years. As a result, our superior mobile hydraulics and technology-based solutions are generating new customers and fostering new collaborations on major development programs each year.

One of the highlights of 2001 was our partnership in the development of a highly efficient, hydro-mechanical transmission for a new series of advanced farm tractors being marketed in Europe. Developed for a leading tractor OEM, this infinitely variable transmission (IVT) features Sauer-Danfoss bent-axis technology that reduces power losses by 50% and utilizes 40% fewer parts than conventional hydrostatic transmissions.

The IVT design merges hydrostatic and mechanical components to achieve infinite speed selection that automatically brings the optimum speed and engine power to any tractor task, enabling the tractor to work at higher productivity levels and lower operating costs. Our engineers, working as part of the customer's development team, responded to the system's design challenges by developing an unusually compact transmission to meet tight space requirements.

In another breakthrough, we helped one of our largest customers introduce a new format compact utility tractor (CUT) that is being well received in the marketplace. CUTs, larger than typical lawn tractors and easier to operate than standard agricultural tractors, offer the perfect turf care solution for weekend farmers, golf courses, nurseries, and municipalities.

In production just 19 months after initial concept discussions, the compact utility tractor program demonstrates our ability to respond quickly to customer needs with an integrated system solution. Sauer-Danfoss provides the tractor's steering unit, valves, hydrostatic transmission, and microcontroller. Through this project, one of our production facilities has more than doubled its business with this major customer.

REACHING ACROSS BORDERS TO EXTEND OUR GLOBAL SERVICES






Statistik







Sauer-Danfoss is developing an integrated network of manufacturing, sales, distribution, and service support facilities in major regions worldwide to serve the increasingly global needs of our OEM customers.







cartridge valve (left)
electronic joystick (top)
piston pump (right)

GLOBAL MARKET LEADERSHIP IS CENTRAL TO OUR STRATEGY FOR LONG-TERM REVENUE GROWTH. A DYNAMIC SERIES OF MERGERS AND ACQUISITIONS IN THE AMERICAS, EUROPE, AND THE ASIA-PACIFIC REGION HAS BUILT A SAUER-DANFOSS MANUFACTURING, DISTRIBUTION, AND SERVICE PLATFORM SECOND TO NONE IN THE INDUSTRY.

Around the world, from Shanghai to Slovakia, Sauer-Danfoss is setting the standard in mobile hydraulics. Our expanded network is ready to capitalize on global market opportunities that are well suited to our product technology, proprietary engineering designs, and manufacturing processes at strategically situated facilities in Europe, the Americas, and the Asia-Pacific region. In 2001 and early 2002, we made several acquisitions and joint ventures to further strengthen the Sauer-Danfoss suite of products and services worldwide.

Compact Controls Inc., our largest 2001 acquisition, expands our hydraulic control valve and circuit capabilities to provide more customers with an integrated system solution that is compact, cost effective, and highly functional. Located in Hillsboro, Oregon, Compact Controls is an excellent strategic fit, with 178 employees and annual sales of $25 million, and helps position Sauer-Danfoss as a leading provider of valves and hydraulic circuit manifolds in North America. In early 2002, we purchased a minority interest in Comatrol SpA, Reggio Emilia, Italy, to manufacture valves and circuits under the Sauer-Danfoss brand.

To establish a manufacturing presence in the growing South American marketplace, we acquired Hidrover Válvulas S.A., located in Caxias do Sul, Brazil, with 80 employees and approximately $4 million in annual sales. The respected regional company develops and manufactures hydraulic valves.

We staked a claim in another emerging market with our purchase of Dantal Hydraulics Ltd., headquartered in New Delhi, India. This acquisition was a first step in building a manufacturing, marketing, distribution, and service infrastructure to serve the large and growing Indian market. Our relationship with this $4.2 million firm dates back to 1989 when it began distributing Danfoss Fluid Power products.

Looking beyond the Americas and Europe, we see opportunities for significant sales growth in the Asia-Pacific region, a diverse and expanding market we are just beginning to penetrate. We expect to double our sales in this region through two joint ventures formed in 2001 with Daikin Industries, Ltd., a company that we have had a relationship with for more than 30 years. On October 1, we created Daikin-Sauer-Danfoss Manufacturing Ltd., a manufacturing operation located in Osaka, Japan, to produce hydrostatic transmissions for multinational and regional equipment manufacturers. Additionally, Sauer-Danfoss-Daikin Ltd. was set up as the Asia-Pacific marketing arm for the complete line of Sauer-Danfoss products.

An aggressive growth strategy has positioned Sauer-Danfoss to achieve its greatest potential as global markets rebound. While our organization will continue to evolve and grow to meet market needs, our near-term concentration will be on integration of recent acquisitions and internal growth.

STREAMLINING PROCESSES, ENHANCING EFFICIENCY, BOOSTING PRODUCTIVITY TO OPTIMIZE PERFORMANCE







Teamwork reaches a new level of cooperation and performance in our U.S. hydrostatics operations with Six Sigma, a data-driven improvement process that reduces variation and defects. Dedicated cross-functional teams in every one of our major product lines are using analytical methods to develop productive solutions.









piston motor (top)
electronic pilot control (right)
piston pump (far right)





OUR FOCUS IS ON SUPERIOR RESULTS. THROUGH ENGINEERING EXCELLENCE, CONTINUOUS IMPROVEMENT, AND ENTREPRENEURIAL TEAM SPIRIT, SAUER-DANFOSS WILL ACHIEVE GREATER BUSINESS PERFORMANCE AND INVESTMENT RETURNS FOR OUR SHAREHOLDERS, CUSTOMERS, AND EMPLOYEES.

The Sauer-Danfoss competitive advantage stems from innovative program development, advanced technology applications, and modern manufacturing methods. As our products, services, and network of facilities grow, Sauer-Danfoss invests steadfastly and strategically in technology, physical plant, equipment, and human resources to support this growth. Through sound strategies, diligent cash flow management, and expert execution, we intend to achieve better returns on investments to create long-term value and profitability.

A vital component in our strategy is creating a continuously more efficient, higher level of performance. Coming out of one of the most dynamic growth periods in our company's history, we are intent on developing the most effective post-merger organization to provide our employees, customers, and investors with consistent company-wide processes and performance.

We are eliminating redundant functions, cutting expenses, merging product lines, and reducing excess capacity. In early 2001, all production in our Racine, Wisconsin, plant was consolidated into our West Branch, Iowa, operations for greater efficiency and customer support.

None of our cost control measures have been taken to achieve short-term returns at the expense of our company's future growth and profitability. Instead, navigating through the business landscape of 2001 has helped us set new objectives for managing day-to-day business operations of our larger, more global, organization.

A critical objective is to establish a base-operating rate that allows us to manage our resources more effectively in a cyclical environment and to deal efficiently with market fluctuations. As we go forward, we are going to concentrate on improving basic performance to maximize our return from investments in technology, plant, equipment, and talent.

In our Freeport, Illinois, hydrostatics plant, for example, one assembly team held an intensive Kaizen continuous improvement event and found ways to reduce operator cycle time by 27%, increase productivity by 45%, and reduce inventory by 73%. Our 2001 investment in Nordborg, Denmark's, motor operations increased the production capacity by 25% with highly efficient, modern equipment that is generating measurable cost reductions. At Neumünster, Germany, a team from manufacturing and engineering has developed an improved work process to reduce some manufacturing cycle times by 50% to 60% through high-speed, modern machining.

Continuous process improvements are generating solid results throughout our operations as we work toward a company goal of 250 defects per million (DPM) by 2005. Spoilage and rework rates are down 50% in Nordborg's motor and steering unit operations. Teams in Dubnica, Slovakia, are increasing inventory turns by as much as 50%. Development times for open circuit piston pumps have been reduced from 24 to 15 months.

TAKING MARKET SHARE TO A BRAND-NEW LEVEL

We are grateful for the recognition and many awards bestowed upon us by our customers, suppliers, and industry peers, which honor us and place us in extraordinary company.










DANFOSS

steering unit (right)
orbital motor (far right)
integrated pump system
(below right)





THE SAUER-DANFOSS BRAND REPRESENTS ABSOLUTE CUSTOMER FOCUS AND EMBODIES OUR PARTNERSHIPS IN DELIVERING OPTIMUM RESULTS. NO WONDER OUR INTEGRATED GLOBAL MARKETING NETWORK IS GAINING MARKET SHARE AS IT REACHES OUT TO BE THE PREFERRED SYSTEM SUPPLIER TO THE WORLD'S LEADING EQUIPMENT MANUFACTURERS.

Sauer-Danfoss is a dominant player in the worldwide market for components and systems that drive the work, propel, and control functions of vehicles and equipment. Despite the fact that most of our markets are experiencing flat or low growth, we have outpaced the industry by providing more content per vehicle in response to the growing demand for innovative solutions of consistent quality and value. We further enhanced our position in 2001 by effectively selling more products and integrated systems to new and existing customers, while effectively displacing some competitors.

Our market success lies in the way we approach customers as business partners, offering them something others can't – our singular focus on mobile hydraulics and advanced integrated systems that can be delivered and serviced nearly anywhere in the world. We maintain wholly owned sales and service facilities around the world that are strategically situated in locations close to our customers. More than ever before, customers expect us to get involved at the earliest stages of vehicle development. In the past two years, since the Sauer-Danfoss merger, we've sold more integrated system solutions than we have in all previous years of our company's history.

While the near-term outlook for our markets indicates continued slow or no growth, a tight economy and consolidating competition presents an ideal environment in which to gain market share. We expect our investments in engineering resources, product development, and strategic acquisitions will pay off by generating above-average sales growth. We are focused on an aggressive goal of doubling annual sales over a five-year period, averaging nearly 15% annual growth.

As a result of our recent mergers and acquisitions, we have a larger sales organization working together to cross-sell a full line of mobile electronics and hydraulics products. Our steering division has led the way, capturing a significant share of the market after introducing Danfoss Fluid Power technology into North America.

In addition, our growing network of distributors will generate a significant portion of our annual sales. Distributors account for nearly 35% of our sales in North America. In Europe, company-owned and independent distribution channels account for 65% of our sales and allow us to serve our various customers. Our distribution network is the most comprehensive in the industry and plays a vital role in developing customer relationships, introducing new product applications, providing local technical support, monitoring inventory, and selling maintenance programs.

During 2001, our customer service efforts were recognized in awards from several customers and peer groups. The American Society of Agricultural Engineers singled out the Sauer-Danfoss Series 45-K open circuit pump as one of the top 50 innovative products in the industry. The new pump, used primarily to power tractors, sprayers, and combines, is notable for being compact, powerful, and quiet.

We are especially proud to have earned the highly prized "Partner Status" from one of our largest OEM customers. This is their highest rating for suppliers and is awarded for excellence in technical support, quality, cost management, and on-time delivery.

Financial Summary

Sales By Market[1]


76,441
77,819
85,218
125,023
116,360
67,972
71,762
64,494
80,211
75,285
99,925
102,870
85,087
155,323
162,945
104,578
125,733
110,585
142,870
135,597
34,334
38,788
45,556
144,831
145,163
97 98 99 00 01

Construction	**Road Building**	**Agriculture**	**Turf Care**	**Specialty**
($ in thousands)	*($ in thousands)*	*($ in thousands)*	*($ in thousands)*	*($ in thousands)*

(1) Information for 2000 includes the net sales of Danfoss Fluid Power on a pro forma basis since January 1, 2000.


A.
B.
C.
D.
E.
F.

2001 Market

($ in thousands)

A. Agriculture	$162,945
B. Specialty	145,163
C. Turf Care	135,597
D. Construction	116,360
E. Road Building	75,285
F. Distribution and Other	219,929
	$855,279


A.
B.
C.

Product Line

($ in thousands)

A. Hydrostatic Transmissions *(Primarily Propel Function)*	$400,367
B. Open Circuit Gear Pumps and Motors and Piston Pumps *(Work Function)*	270,992
C. Electrohydraulics and Controls *(Control Function)*	183,920
	$855,279


A.
B.
C.
D.

Geographic Regions[1]

($ in thousands)

A. Americas	$437,455
B. Europe	358,613
C. Asia-Pacific	44,237
D. Other	14,974
	$855,279

(1) Geographic Regions – based on location of customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

This annual report and other written reports as well as oral statements made from time to time by the Company may contain "forward-looking statements," statements regarding matters that are not historical facts, but rather are subject to risks and uncertainties. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. These statements are based on current financial and economic conditions and rely heavily on the Company's interpretations of what it considers to be key economic assumptions. Actual future results may differ materially depending on a variety of factors, including, but not limited to, changes in: global economic factors, including foreign currency movements; general economic conditions, including interest rates; specific economic conditions in the agriculture, construction, road building, turf care and specialty vehicle markets and the impact of such conditions on the Company's customers in such markets; major customers' product and program development plans and the Company's role in such plans; business relationships with major customers and suppliers; energy prices; difficulties entering new markets; pricing and product initiatives and other actions taken by competitors; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials in product pricing; labor relations; the Company's execution of internal performance plans; and other business conditions.

Overview

Sauer-Danfoss Inc. and subsidiaries (the Company) is a leading international supplier of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care and specialty equipment. The Company designs, manufactures and sells its products in North America, Europe and the Asia-Pacific Region, and sells its products throughout the rest of the world either directly or through distributors. The Company also manufactures and sells its products in South America through its manufacturing plant and sales office in Caxias do Sul and São Paulo, Brazil.

The Company began 2001 with high expectations of reaping the benefits of bringing Sauer and Danfoss Fluid Power (DFP) together, but instead ended the year disappointed with its overall financial performance. The year began with a steep downturn in the U.S. markets that the Company serves, which eventually spread to Europe later in the year. Overall, the Company's sales declined 9.5% from the prior year after adjusting for the effects of acquisitions made in both years. Although this decline is less than the decline experienced by the overall industry that the Company serves, the financial results were further impacted by unexpected nonrecurring costs associated with the merger of DFP and the continued commitment to future customer programs. These items will be discussed further in sections below.

The Company now turns its attention immediately to 2002 by taking several substantial actions to return to more acceptable levels of profitability, including reducing fixed costs in both the factories and offices, not hiring for open positions, having selected layoffs, reducing the use of outside contractors and consultants, and redirecting a portion of its engineering resources towards increasing plant productivity and further harvesting operational synergies. The Company feels that it can take these actions and still be well prepared for the expected upturn in its markets.

Results of Operations 2001 Compared to 2000

Net Sales – Sales for 2001 of $855.3 million increased by $72.8 million, or 9.3%, from the prior year. However, all of this increase was due to the impact of acquisitions, both from having a full year effect of acquisitions made in 2000, and the effect of acquisitions made during 2001. On a comparable basis, including a full year of 2000 sales from DFP and excluding the effects of acquisitions made during 2001, net sales decreased 7.9% in local currencies, and were down 9.5% as reported in U.S. dollars. Further comparisons of the Company's markets are very difficult due to acquisitions, however, by including DFP for the full year of 2000, the Company experienced decreases in most of its markets as follows: construction declined 6.9%, road building was down 6.1%, turf care declined 5.1% and the distributor area was down 8.3%. The only bright spots were in agriculture, which increased a modest 4.9% compared to significantly lower levels in the past couple of years, and in the specialty market which was essentially flat with the prior year.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table sets forth the Company's net sales by market, including DFP for the full year 2000, in millions of dollars and as a percentage of total net sales, for the years ended December 31, 2001 and 2000:

	December 31, 2001 (Dollars)	2001 % of Total	2000 (Dollars)	2000 % of Total
Agriculture	$162.9	19.0	$155.3	17.5
Specialty	145.2	17.0	144.8	16.3
Turf care	135.6	15.9	142.9	16.1
Construction	116.4	13.6	125.0	14.1
Road building	75.3	8.8	80.2	9.0
Distribution and aftermarket	219.9	25.7	239.9	27.0
	$855.3	100.0	$888.1	100.0

Gross Profit – Gross profit for 2001 of $193.2 million, or 22.6% of sales, was down from the reported $201.0 million of gross profit in 2000, which was 25.7% of sales. The lower gross profit experienced in 2001 was due in large part to lower plant utilization experienced from the dramatic decline in sales in the Americas with a slightly lower impact in Europe. Coupled with this effect was a pretax charge of $8.3 million of unexpected additional costs associated with the final closure of the Racine, Wisconsin, plant and associated move to the Company's West Branch, Iowa, plant. In addition, the Company took a bad debt write-off of $1.4 million before taxes relating to a customer in the aerial lift market filing for bankruptcy during the second quarter. During 2001 the Company took several actions to reduce manufacturing expenses including reductions in factory headcount commensurate with the volume reduction, several weeklong plant shutdowns and other cost reduction activities. However, these measures were not enough to completely offset the effects of the above-mentioned items.

Selling, General and Administrative Expenses – Selling, general and administrative expenses for 2001 of $122.8 million increased by $24.6 million, or 25.1%, from the same period of 2000. The inclusion of four additional months in 2001 of DFP results accounts for $13.7 million of this increase. An additional $3.5 million of expense was incurred due to a full year's amortization of goodwill from DFP and additional amortization from other intangibles established from the final appraisals related to the DFP and other acquisitions. The Company anticipates that ongoing amortization will be reduced by approximately $2.8 million per year for 2002 and beyond due to the implementation of Statement of Financial Accounting Standard No. 142. See "Other Matters" below for further discussion on this new accounting pronouncement. The majority of the remaining $7.4 million increase is due to acquisitions.

Research and Development Expenses – Research and development expenses of $38.1 million increased by $8.2 million, or 27.4%, from 2000 and represent 4.5% of total net sales for 2001 compared to 3.8% of net sales in 2000. The additional four months of DFP in 2001 accounts for $1.7 million of the increase. The remaining increase reflects the effects of acquisitions made during 2001 and the Company's ongoing development of new customer programs, such as the recent introduction of the hydro-mechanical transmission for the agriculture tractor market.

Nonoperating Expenses, Net – Net nonoperating expenses for 2001 of $16.9 million were $9.0 million higher than 2000 net nonoperating expenses of $7.9 million. Net interest expense for 2001 of $17.4 million increased by $6.2 million from the 2000 net interest expense of $11.2 million. Despite overall declines in the Company's floating borrowing rates during 2001, (see discussion of the Company's borrowing rates in Note 12 of the Notes to the Consolidated Financial Statements), the higher overall bank borrowings used to fund acquisitions during the year have driven the net interest expense significantly higher along with the additional four months of borrowings in 2001 for the DFP acquisition in May 2000. Other income, net for 2001 of $0.5 million decreased by $2.8 million from 2000's other income of $3.3 million related primarily to currency exchange gains. In addition, the Company realized $0.4 million less royalty income from its Japanese licensee, Daikin Industries, Ltd., due to the formation of a joint venture with Daikin as of October 1, 2001. The license agreement was terminated as of that date, and the Company will no longer receive royalties from Daikin.

Provision for Income Taxes – Provision for income taxes for 2001 of $2.9 million decreased $14.3 million from the 2000 provision for income taxes of $17.2 million. The decrease is a direct result of the decrease in income before income taxes of $36.6 million coupled with a slight decrease in the effective tax rate for 2001 of 37.8% compared to an effective tax rate for 2000 of 39.0%.

Net Income – The Company ended 2001 with net income of $4.7 million, down $22.2 million from the $26.9 million of net income in 2000. The economic downturn experienced by most of the Company's markets, coupled with the nonrecurring plant shutdown costs, bad debt write-off discussed above, and higher interest expense contributed to this decline.

Order Backlog – Total order backlog at the end of 2001 was $319.9 million, compared to $375.0 million at the end of 2000, a decrease of 14.7%. On a comparable basis, excluding the effects of acquisitions, order backlog declined 17.1% from the year-end 2000 levels, or 15.2% excluding the impact of currency fluctuations. During the fourth quarter of 2001, $229.8 million in new orders were written, a decrease of 5.2% compared to the fourth quarter of 2000. Excluding the impact of acquisitions, orders written in the fourth quarter were $207.1 million, which was 14.5% less than the orders written in the fourth quarter of 2000, or a decrease of 13.6% excluding the impact of currency fluctuations.

Results of Operations 2000 Compared to 1999

Net Sales – Net sales for 2000 of $782.5 million increased by $248.1 million, or 46.4%, from 1999 net sales of $534.4 million. On a comparable basis, net sales increased 12.6% in local currency, and at $579.6 million, were up 8.5% from 1999 as reported in U.S. dollars. On a comparable basis, the Company experienced increases in all of its primary markets with the exception of road building, which decreased $6.2 million, or 8.9%, from 1999. Turf care sales increased $26.8, million or 24.2%, agriculture increased $9.4 million or 11.1%, specialty increased $4.7 million, or 10.3%, and construction increased $4.7 million, or 5.5%, over 1999. Each of the Company's product lines experienced increased sales levels from 1999 with hydrostatics up $32.7 million, open circuit gear products and piston pumps up $3.6 million and electrohydraulics and controls up $9.0 million.

The following table sets forth the Company's Sauer-only net sales by market for comparison purposes, in millions of dollars and as a percentage of total Sauer-only net sales for the years ended December 31, 2000 and 1999:

	December 31,			
	2000		*1999*	
	(Dollars)	*% of Total*	*(Dollars)*	*% of Total*
Turf care	$137,357	23.7	$110,585	20.7
Agriculture	94,525	16.3	85,087	15.9
Construction	89,904	15.5	85,218	16.0
Road building	63,294	10.9	69,494	13.0
Specialty	50,308	8.7	45,556	8.5
Distribution and aftermarket	144,211	24.9	138,442	25.9
	$579,599	100.0	$534,382	100.0

Gross Profit – Gross profit for 2000 of $201.0 million was 25.7% of net sales, slightly higher than the 23.6% of net sales for 1999. The higher gross profit percentage in relation to sales reflects the higher absorption rates of expenses from increased plant utilization experienced during the year from the higher sales levels. Gross profit as a percentage of net sales for the former DFP companies was comparable to that of Sauer for the year.

Selling, General and Administrative Expenses – Selling, general and administrative expenses for 2000 of $98.2 million increased by $39.8 million, or 68.2%, from 1999 expenses of $58.4 million. The inclusion of eight months of DFP results accounts for $32.1 million of this increase. An additional $1.2 million of expense was incurred due to goodwill amortization related to the DFP acquisition. The Company anticipates that ongoing amortization of goodwill and other intangibles will equal approximately $2.7 million per year on a pretax basis. The majority of the remaining $6.5 million increase is due to merger-related integration costs and higher spending on information technology.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Research and Development Expenses – Research and development expenses of $29.9 million increased by $6.6 million, or 28.3%, from 1999 and represent 3.8% of total net sales for 2000. The inclusion of eight months of DFP results accounts for $4.0 million of the increase. The remaining increase reflects the Company's ongoing development of new customer programs and demonstrates the Company's emphasis on being a technology leader. Several new frame sizes of open circuit piston pumps were introduced into the market during 2000, bolstering the Company's product offerings in this important market area.

Restructuring Charges – During 2000, the Company recorded $11.2 million of restructuring charges related to former Sauer operations as a result of the DFP acquisition. A total of $4.5 million related to the closing of its Newtown, Pennsylvania, facility, the operations of which were relocated to Easley, South Carolina. These charges related to employee severance costs, building lease termination, relocation of equipment and an accrual to cover ongoing building maintenance and services through the end of the lease term. The Company also recorded $5.0 million related primarily to asset impairments due to relocations in preparation for the closing and moving of the Racine, Wisconsin, operations to its West Branch, Iowa, and Ames, Iowa, facilities. The Company believes that substantially all of the restructuring charges related to the DFP acquisition have been recorded as of December 31, 2000.

Nonoperating Expenses, Net – Net nonoperating expenses for 2000 of $7.9 million were $0.8 million lower than 1999 net expenses of $8.7 million. Net interest expense for 2000 of $11.2 million increased by $2.6 million from 1999 net expense of $8.6 million, reflecting higher overall bank borrowings due to increases in working capital and the DFP merger. Other income, net for 2000 of $3.2 million increased by $3.3 million from 1999's other net expense of $0.1 million primarily due to an increase of $0.3 million of royalty income from its Japanese licensee and $1.5 million of currency gains in Europe.

Provision for Income Taxes – Provision for income taxes for 2000 of $17.2 million increased by $6.3 million from 1999 provision for income taxes of $10.9 million. The increase is a result of the increase in income before income taxes of $15.1 million coupled with an increase in the effective tax rate for 2000 of 39.0% compared to an effective tax rate for 1999 of 37.6%.

Net Income – Net income increased in 2000 to $26.9 million from $18.1 million in 1999, an increase of $8.8 million, or 48.6%. Of the increase, $7.2 million relates to the eight months of DFP results while the remaining $1.6 million of increased net income comes from the comparable Sauer-only results. Excluding the restructuring charges and one-time merger-related costs and gains, net income for 2000 would have been $35.7 million, or an increase of $17.6 million from 1999.

Order Backlog – On a comparable basis, total order backlog at the end of 2000 was $279.6 million, compared to $252.4 million at the end of 1999, an increase of 10.8%. Excluding the impact of currency fluctuations, order backlog was up 13.2% from year-end 1999. During the fourth quarter of 2000, $157.1 million in new orders were written, an increase of 10.0% compared to the fourth quarter of 1999, or an increase of 12.2% excluding the impact of currency fluctuations. However, the Company's Sullivan, Illinois, facility, which serves the consumer turf care market, received especially strong orders in the fourth quarter 2000. These orders can vary significantly from month to month, and as a result, quarter-over-quarter comparisons may not fairly reflect the trends in orders. When viewed over a more representative period, orders for the consumer turf care market were level with the prior year. Adjusted for this, orders received for fourth quarter 2000 were down 5.0% from fourth quarter 1999 and order backlog was level with the prior year.

Market Risk

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates.

Foreign Currency – The Company does not currently enter into any type of foreign currency hedging or derivative arrangements to manage its exposure to fluctuations in the foreign currency markets. The Company feels it is presently well balanced between its U.S. and European operations because the Company generally reports its sales in the same country in which it incurs its expenses. However, the Company is impacted by foreign currency fluctuations in terms of comparing results from period to period as discussed below.

Impact of Currency Fluctuations

The Company has operations and sells its products in many different countries of the world and therefore conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods. The impact is primarily a reporting consideration and does not affect the underlying results of operations. The translation impact on making prior period comparisons with respect to the Company's net sales can be material. However, as shown in the table below, the translation impact on net sales has not been significant in recent years.

	Percentage Sales Growth/(Decline) over Prior Year		
	2001 (1)	*2000* (2)	*1999*
As Reported	**(9.5%)**	8.5%	(5.3%)
Without Currency Translation Impact	**(7.9%)**	12.6%	(3.7%)

(1) Includes the effect of DFP for the full year of 2000 and excludes the effects of acquisitions made in 2001.

(2) Excludes the effects of the DFP sales since May 3, 2000, for comparison purposes.

With respect to transaction risk, the impact on the Company's operating results has not been significant. With its various manufacturing plants located primarily in its customers' countries of operation, generally the Company sells in the same currency in which it incurs its expenses.

Interest Rates – The Company does not currently enter into any type of interest rate hedging or derivative arrangements to manage its exposure to interest rate changes. The following table summarizes the maturity of the Company's debt obligations for fixed and variable rate debt:

	Fixed Rate Debt	*Variable Rate Debt*
2002	$ 9,217	$ 510
2003	10,398	70,850
2004	69,952	2,323
2005	7,154	1,619
2006	10,615	1,441
Thereafter	47,390	14,284
Total	$154,726	$91,027

Liquidity and Capital Resources

The Company's principal sources of liquidity have been from internally generated funds from operations and from borrowings under its credit facilities in 2001, 2000 and 1999.

Net cash provided by operating activities for 2001 of $67.3 million decreased by $14.6 million from $81.9 million for 2000. While reductions in trade receivables and inventories generated a combined $15.4 million of increased cash flow, this was offset by reductions in trade payables, accrued liabilities, and other working capital accounts of $30.3 million, accounting for the majority of the reduced operating cash flow. The decrease in payables, accrued liabilities, and other working capital accounts was led by four primary factors. The first is that the Company has greatly reduced the amount of capital expenditures in process as of the end of 2001, meaning outstanding payables were less by approximately $3.0 million for these items heading into the new year. Secondly, the Company had established approximately $7.0 million of restructuring reserves at the end of 2000 that were used during 2001. Thirdly, the Company had several retrofit warranty issues which arose in 2000 and that were accrued. During 2001, the Company determined its initial estimates for warranty were more than actual claims incurred during 2001 and accordingly, has reduced its retrofit warranty reserve by approximately $1.9 million. Finally, the Company did not accrue any bonuses for its management group as of the end of 2001 due to the weaker financial performance.

Capital expenditures for 2001 of $69.7 million were up slightly, $1.8 million, from the 2000 capital expenditure levels of $67.9 million. Heading into 2002, the Company will reduce the level of capital expenditures to focus on harvesting the benefits of past investments. The Company believes it has existing production capacity, flexibility and efficiency to handle any market upturn in the near future. For 2001, the percentage of capital expenditures by region were approximately 40% in the Americas, 59% in Europe and the remaining amount in Asia compared to the year 2000 split of 52% in the Americas, 48% in Europe and some small amounts in Asia. This change in capital spending distribution reflects the changes in the regional economies during the year.

The cash provided by operating activities nearly funded 2001 capital expenditures of $69.7 million, while dividends of $13.3 million, distributions to minority interest partners of $13.5 million and acquisitions of $41.5 million were funded through existing cash and bank borrowing facilities. Net borrowings under short- and long-term credit facilities increased in 2001 by $60.3 million compared to an increase in 2000 of $29.4 million. The increase in net borrowings in 2001 reflects borrowings made to fund acquisitions during the year. Net borrowings for 2000 reflected the assumption of debt related to the DFP merger as well as increased cash needs to fund higher inventory levels.

The Company operates under certain covenants as defined under its various credit agreements with its banks. During 2001, the Company did renegotiate its U.S. Revolving Credit Facility. This negotiation resulted in changes to covenants related to earnings performance and cash flow. Although the Company is currently meeting these new covenants, certain factors such as the uncertain economy in the U.S. coupled with the Company's financial performance could put the Company at risk of future compliance. Should the Company not meet these covenants, the result would be a default on the U.S. Revolving Credit Facility, causing the entire outstanding balance to be classified as currently payable. However, the Company does not currently anticipate that this will happen and has held discussions with its lenders to consider alternatives in the event of such a default. See Note 12 of the Notes to Consolidated Financial Statements for further discussion of these covenants.

The following table discloses all of the Company's future commitments under contractual obligations as of December 31, 2001:

Contractual Cash Obligations	*Total*	*2002*	*2003*	*2004*	*2005*	*2006*	*Thereafter*
Long-term debt	$245,753	$ 9,727	$81,248	$72,275	$ 8,773	$12,056	$ 61,674
Operating leases	98,930	10,590	9,556	8,175	7,580	7,100	55,929
Other	2,481	288	248	224	224	224	1,273
Total Contractual Cash Obligations	$347,164	$20,605	$91,052	$80,674	$16,577	$19,380	$118,876

Other Matters

The Company's Critical Accounting Policies – In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make a variety of decisions which impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied, the assumptions on which to base accounting estimates, and the consistent application of those accounting principles. The Company feels that due to the type of industry it is in and the manufacturing nature of its business, the following accounting policies are the most critical. Critical accounting policies have been deemed as those which are significant to the reporting of the Company's financial condition and results, and require management's most difficult, complex or subjective judgements. A more comprehensive list of the Company's accounting policies is presented in Note 1 of the Notes to the Consolidated Financial Statements.

Inventory Valuation – Being a manufacturing company, inventory is a substantial portion of the total assets of the Company. Therefore, the Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes having adequate reserves to 1) cover losses in the normal course of operation, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market as required by accounting principles generally accepted in the United States of America. For all of these, the Company applies consistent practices based upon historical data such as actual loss experience, past usage, and actual margins generated from trade sales of its products.

Warranty Provisions – *The Company warrants its various products over differing periods depending upon the* type of product and application. Consequently, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products. The Company records a provision for future warranty claims against applicable product sales based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply.

Useful Lives of Property, Plant and Equipment – The Company has a significant amount invested in manufacturing plants and machine tools. This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance.

Valuation of Trade Receivables – The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it feels are no longer collectable through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers.

Workers Compensation – The Company has an insurance policy to cover workers compensation claims in which the Company pays the first $0.25 million per claim, per incident. The Company establishes the reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims.

New Accounting Policies – During 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations effective June 30, 2001, and requires the purchase method. SFAS No. 142 changes the accounting for goodwill from an amortization approach to a non-amortization approach, under which goodwill would be periodically tested for impairment. The Statement requires amortization of goodwill recorded in connection with previous business combinations to cease upon adoption of the Statement. For the Company, this will be effective as of January 1, 2002. The Company's amortization of goodwill during 2001 was $2.8 million; the Company's 2002 earnings are expected to increase by $0.06 per share as compared to 2001 due to the cessation of goodwill amortization. The Company is currently undertaking the initial impairment analysis of intangible assets at its various reporting units, as required, and expects to complete this analysis during the first two quarters of 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except goodwill, and those to be disposed of by sale or otherwise. The Statement is effective on January 1, 2002, for calendar year companies and replaces SFAS No. 121. At this time, the Company does not expect this Statement to have a material impact on its results of operations, liquidity or financial position.

Acquisitions and Business Ventures– On January 19, 2001, the Company completed its acquisition of Compact Controls Inc. (CCI) for approximately $36,000. CCI, located in Hillsboro, Oregon, is a leading manufacturer of cartridge valves and hydraulic integrated circuit manifolds. The acquisition has been accounted for under the purchase method of accounting for business combinations, and accordingly, the consolidated statements of income and consolidated statements of cash flows include the operations and cash flow of CCI since January 19, 2001. The transaction resulted in approximately $22,000 of goodwill being recognized.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

During January 2001, the Company acquired all of the assets and business operations of portions of the fluid power business of Danfoss A/S. Sauer Inc. and Danfoss A/S agreed to the asset acquisition in principle when Sauer Inc. purchased eleven companies comprising the DFP group on May 3, 2000. The operations are located in Australia, Belgium, Japan, Latin America, Netherlands, Portugal, Singapore, and Spain. The Company issued 2,091 shares of its common stock valued at $18,298 and the acquisition has been accounted for under the purchase method of accounting for business combinations. The transaction resulted in approximately $7,000 of goodwill. Accordingly, the consolidated statements of income and consolidated statements of cash flows include the operations and cash flow of these business operations since January 1, 2001.

Effective April 1, 2001, the Company entered into an agreement with Topcon Laser Systems, Inc. to create a new joint venture company called Topcon Sauer-Danfoss (TSD). TSD operates out of the Company's Minneapolis, Minnesota, facility and Topcon's Pleasanton, California, facility. This new company focuses on the development and marketing of electronic systems used to control the work functions of vehicles. The Company owns 50.1% of TSD and accordingly, consolidates TSD into its consolidated financial statements.

On July 20, 2001, the Company completed the acquisition of Hidrover Válvulas S.A. in an all-cash transaction. Hidrover develops and manufactures directional control valves and other hydraulic valves primarily serving the application areas of agriculture, material handling, and utility machinery. The company, located in Caxias do Sul, Brazil, has approximately 80 employees and annual sales of approximately $4.0 million.

On September 27, 2001, the Company completed the previously announced transaction with Daikin Industries, Ltd. to establish two joint venture companies. The two companies, a sales company and a manufacturing company, will operate as part of the Company's global organization covering the Asia-Pacific region. The Company owns 65% of the sales company and 45% of the manufacturing company. The Company will not consolidate the manufacturing company.

Dividend Restrictions – The Company's ability to pay dividends to its stockholders is effectively limited by certain restrictive covenants contained in the U.S. Revolving Credit Facility, Danish Revolving Credit Facility and German credit agreements, which limit the amount of dividends the U.S. operating company, Danish operating company and German operating company can distribute to the Company. During 2001, the U.S. operating company made distributions to the Company of $7.7 million. At December 31, 2001, the U.S. operating company was restricted under the U.S. Revolving Credit Facility from paying any additional dividends to the Company. The German operating company and Danish holding company did not make any distributions to the Company during 2001, and at December 31, 2001, $30.0 million was not restricted as to the payment of dividends.

Outlook – As mentioned in the "Overview" section above, the Company was disappointed in its 2001 financial performance and is taking aggressive actions to reduce both fixed and variable production expenses as well as to reduce fixed expenses in sales support and administrative areas. As 2002 begins, there are some signs of a mild recovery in select areas, such as forestry, distribution and the on-highway markets. Historically, these markets have been the first to experience declines, but also the first to begin to recover. The Company's agriculture market began to improve in late 2001 and it appears that this recovery will continue at a slow, but continuous pace through 2002. The U.S. federal government's Farm Bill, which is still unresolved, could have a significant impact on the ability of farmers to begin replacement of their aging equipment. Finally, although housing starts in the U.S. have remained strong throughout 2001, the construction market has remained depressed. Existing field inventories and longer service lives of equipment have continued to hold down the demand in this market. Overall, the Company is still taking a cautious approach to 2002. At this time, it appears that 2002 will behave as originally forecasted last fall, with slow growth during the first half of the year leading to an improved second half and ending the year 2002 with stronger backlogs heading into 2003. The Company believes that the slight increase in sales coupled with the savings achieved through the efforts described earlier will position the Company to realize improved profitability over that of 2001.

Consolidated Statements of Income

(in thousands, except per share data)	*For The Years Ended December 31,* **2001**	*2000*	*1999*
Net Sales	**$855,279**	$782,537	$534,382
Costs and Expenses:			
Cost of sales	**662,046**	581,526	408,450
Selling, general and administrative	**122,803**	98,176	58,382
Research and development	**38,054**	29,874	23,311
Restructuring charges and impairments	**—**	11,232	—
Total costs and expenses	**822,903**	720,808	490,143
Operating income	**32,376**	61,729	44,239
Nonoperating Income (Expenses):			
Interest expense	**(21,151)**	(15,499)	(8,844)
Interest income	**3,774**	4,305	278
Royalty income	**881**	1,255	976
Other, net	**(399)**	2,023	(1,064)
Nonoperating expenses, net	**(16,895)**	(7,916)	(8,654)
Income Before Income Taxes and Minority Interest	**15,481**	53,813	35,585
Minority Interest in Income of Consolidated Companies	**(7,882)**	(9,660)	(6,526)
Income Before Income Taxes	**7,599**	44,153	29,059
Provision for Income Taxes	**(2,869)**	(17,228)	(10,939)
Net income	**$ 4,730**	$ 26,925	$ 18,120
Basic and diluted net income per common share	**$ 0.10**	$ 0.69	$ 0.67
Weighted average basic shares outstanding	**46,977**	39,216	27,225
Weighted average diluted shares outstanding	**46,980**	39,217	27,240

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)	*As of December 31,* **2001**	*2000*
Assets		
Current Assets:		
Cash and cash equivalents	**$ 14,324**	$ 24,754
Accounts receivable (net of allowance for doubtful accounts of $5,570 and $3,588 in 2001 and 2000, respectively)	**134,586**	134,349
Inventories	**141,652**	146,232
Other current assets	**23,066**	9,823
Total current assets	**313,628**	315,158
Property, Plant and Equipment, net	**423,195**	422,986
Other Assets:		
Goodwill, net	**88,907**	85,317
Other intangible assets, net	**38,433**	3,023
Investments in unconsolidated affiliates	**1,391**	—
Deferred income taxes	**11,639**	7,786
Other	**7,788**	6,693
Total other assets	**148,158**	102,819
	$884,981	$840,963
Liabilities and Stockholders' Equity		
Current Liabilities:		
Notes payable and bank overdrafts	**$ 53,046**	$ 42,902
Long-term debt due within one year	**9,727**	4,205
Accounts payable	**57,096**	73,814
Accrued salaries and wages	**18,212**	19,535
Accrued warranty	**8,472**	12,026
Other accrued liabilities	**23,293**	36,417
Total current liabilities	**169,846**	188,899
Long-Term Debt	**236,026**	198,632
Other Liabilities:		
Long-term pension liability	**31,608**	29,828
Postretirement benefits other than pensions	**16,337**	15,687
Deferred income taxes	**42,991**	25,956
Other	**15,408**	9,711
Total other liabilities	**106,344**	81,182
Minority Interest in Net Assets of Consolidated Companies	**25,581**	29,853
Stockholders' Equity:		
Preferred stock, par value $.01 per share, authorized 4,500 shares, no shares issued or outstanding	**—**	—
Common stock, par value $.01 per share, authorized 75,000 shares in 2001 and 2000; issued 47,411 in 2001 and 46,483 in 2000; outstanding 47,411 in 2001 and 45,312 in 2000	**474**	465
Additional paid-in capital	**313,662**	303,304
Retained earnings	**48,803**	57,348
Accumulated other comprehensive loss	**(15,663)**	(10,654)
Unamortized restricted stock compensation	**(92)**	(57)
Common stock in treasury (at cost), 0 shares in 2001 and 1,171 shares in 2000	**—**	(8,009)
Total stockholders' equity	**347,184**	342,397
Commitments and contingencies	**—**	—
	$884,981	$840,963

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(in thousands, except per share data)	*Number of Shares Outstanding*	*Common Stock*	*Additional Paid-in Capital*	*Retained Earnings*	*Accumulated Other Comprehensive Income (Loss)*	*Unamortized Restricted Stock Compensation*	*Common Stock in Treasury*	*Total*
Year Ended December 31, 1999:								
Beginning balance	27,397	$281	$ 120,092	$ 31,416	$ 1,813	$(1,998)	$(2,700)	$ 148,904
Comprehensive income:								
Net income	—	—	—	18,120	—	—	—	—
Pension adjustment	—	—	—	—	(150)	—	—	—
Translation adjustment	—	—	—	—	(8,701)	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	9,269
Restricted stock grant	13	—	126	—	—	(126)	—	—
Restricted stock compensation	—	—	—	—	—	252	—	252
Forfeitures of restricted stock	(11)	—	(165)	—	—	165	—	—
Cash dividends ($.28 per share)	—	—	—	(7,673)	—	—	—	(7,673)
Ending balance	27,399	281	120,053	41,863	(7,038)	(1,707)	(2,700)	150,752
Year Ended December 31, 2000:								
Comprehensive income:								
Net income	—	—	—	26,925	—	—	—	—
Pension adjustment	—	—	—	—	(134)	—	—	—
Translation adjustment	—	—	—	—	(3,482)	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	23,309
Treasury shares issued for acquisition	103	—	768	—	—	—	413	1,181
Shares issued for acquisition	16,150	161	180,070	—	—	—	—	180,231
Repurchase of common stock	(600)	—	—	—	—	—	(5,722)	(5,722)
Shares issued to minority interest partner	2,250	23	19,665	—	—	—	—	19,688
Common control – deemed dividend	—	—	(17,337)	—	—	—	—	(17,337)
Restricted stock grant	10	—	85	—	—	(85)	—	—
Restricted stock compensation	—	—	—	—	—	1,735	—	1,735
Cash dividends ($.28 per share)	—	—	—	(11,440)	—	—	—	(11,440)
Ending balance	45,312	465	303,304	57,348	(10,654)	(57)	(8,009)	342,397
Year Ended December 31, 2001:								
Comprehensive income:								
Net income	—	—	—	4,730	—	—	—	—
Pension adjustment	—	—	—	—	(200)	—	—	—
Translation adjustment	—	—	—	—	(4,809)	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	(279)
Treasury shares issued for acquisition	1,172	—	2,244	—	—	—	8,009	10,253
Shares issued for acquisition	919	9	8,036	—	—	—	—	8,045
Restricted stock grant	8	—	78	—	—	(78)	—	—
Restricted stock compensation	—	—	—	—	—	43	—	43
Cash dividends ($.28 per share)	—	—	—	(13,275)	—	—	—	(13,275)
Ending balance	**47,411**	**$474**	**$313,662**	**$ 48,803**	**$(15,663)**	**$ (92)**	**$ —**	**$347,184**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	*For The Years Ended December 31,* **2001**	*2000*	*1999*
Cash Flows From Operating Activities:			
Net income	**$ 4,730**	$ 26,925	$ 18,120
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**69,474**	53,338	35,538
Minority interest in income of consolidated companies	**7,882**	9,660	6,526
(Increase) decrease in working capital, excluding effects of acquisitions –			
Accounts receivable, net	**4,028**	15,433	(5,060)
Inventories	**11,404**	(20,928)	8,654
Accounts payable	**(16,735)**	(8,229)	4,135
Accrued liabilities	**575**	17,845	2,325
Other	**(14,092)**	(12,185)	7,548
Net cash provided by operating activities	**67,266**	81,859	77,786
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	**(69,697)**	(67,931)	(57,149)
Purchase of minority interest	**—**	(138)	—
Payments for acquisitions, net of cash acquired	**(41,510)**	5,386	—
Proceeds from sales of property, plant and equipment	**1,064**	378	370
Net cash used in investing activities	**(110,143)**	(62,305)	(56,779)
Cash Flows From Financing Activities:			
Net borrowings (repayments) on notes payable and bank overdrafts	**13,126**	16,976	(18,395)
Net borrowings of long-term debt	**47,146**	12,411	9,867
Repurchase of common stock	**—**	(5,722)	—
Cash dividends	**(13,275)**	(11,440)	(7,673)
Distribution to minority interest partners	**(13,500)**	(6,819)	(6,739)
Net cash provided by (used in) financing activities	**33,497**	5,406	(22,940)
Effect of Exchange Rate Changes	**(1,050)**	(5,267)	(1,897)
Cash and Cash Equivalents:			
Net increase (decrease) during the year	**(10,430)**	19,693	(3,830)
Beginning balance	**24,754**	5,061	8,891
Ending balance	**$ 14,324**	$ 24,754	$ 5,061

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (continued)

(in thousands)	*For The Years Ended December 31,* **2001**	*2000*	*1999*
Supplemental Cash Flow Disclosures:			
Interest paid	$ 20,552	$ 13,513	$ 9,186
Income taxes paid	$ 10,044	$ 20,444	$ 8,047
Supplemental schedule of noncash investing and financing activities:			
During 2001, the Company acquired assets of certain distribution operations of the fluid power business of Danfoss A/S in exchange for 2,091 shares of common stock. The consideration paid and allocation is as follows:			
Consideration paid:			
Common stock issued	$ 18,298	—	—
Other liabilities assumed	6,497	—	—
	$ 24,795	—	—
Allocated to:			
Inventory	$ 7,248	—	—
Accounts receivable	9,020	—	—
Other current assets	902	—	—
Property, plant and equipment	193	—	—
Goodwill and other intangibles	7,432	—	—
	$ 24,795	—	—
During 2000, the Company acquired Danfoss Fluid Power Companies in exchange for 16,150 shares of common stock. The consideration paid and allocation is as follows:			
Consideration paid:			
Common stock issued	—	$180,232	—
Long-term debt assumed	—	81,180	—
Other liabilities assumed	—	65,520	—
	—	$326,932	—
Allocated to:			
Cash acquired	—	$ 12,563	—
Inventory	—	48,786	—
Other current assets	—	68,503	—
Property, plant & equipment	—	141,255	—
Goodwill and other intangibles	—	55,825	—
	—	$326,932	—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
December 31, 2001, 2000 and 1999 (in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

The Company and Its Operations – Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a leading international manufacturer of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment including construction, road building, agricultural, turf care, and specialty equipment. The Company's products are sold throughout the world either directly or through distributors.

The Company, which is a holding company, conducts its business in North America as Sauer-Danfoss (US) Company (the U.S. Operating Company), and in Germany as Sauer-Danfoss (Neumünster) GmbH & Co. (the German Operating Company), as well as through various other operating companies throughout the world. The Company has manufacturing plants in Brazil, China, Denmark, Germany, Italy, Japan, Poland, Slovakia, Sweden, the United Kingdom and the United States, as well as sales companies in other locations. Sauer-Danfoss GmbH (the German Holding Company), which is wholly owned by the Company, functions as a management and holding company on behalf of the Company.

The Company is majority owned by Danfoss Murmann Holding A/S (the Holding Company). The Holding Company is a Danish company owned by entities and persons under the control of Klaus H. Murmann, the Chairman of the Company, and Danfoss A/S.

Basis of Presentation and Principles of Consolidation – The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States of America. The Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent owned) at its related equity in the net assets of such affiliate. All significant intercompany balances, transactions and profits have been eliminated in the consolidated financial statements.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, but management believes that such differences are immaterial.

New Accounting Principles – During 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations effective June 30, 2001, and requires the purchase method. SFAS No. 142 changes the accounting for goodwill from an amortization approach to a non-amortization approach, under which goodwill would be periodically tested for impairment. The Statement requires amortization of goodwill recorded in connection with previous business combinations to cease upon adoption of the Statement by calendar year companies on January 1, 2002, and that all goodwill created from acquisitions after June 30, 2001, is not amortized. The Company's amortization of goodwill during 2001 was $2,800; the Company's 2002 earnings are expected to increase by $0.06 per share as compared to 2001 due to the cessation of goodwill amortization. The Company is currently undertaking the initial impairment analysis of intangible assets at its various reporting units, as required, and expects to complete this analysis during the first two quarters of 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement addresses the conditions under which an impairment charge should be recorded related to long-lived assets to be held and used, except goodwill, and those to be disposed of by sale or otherwise. The Statement is effective on January 1, 2002, for calendar year companies and replaces SFAS No. 121. At this time, the Company does not expect this Statement to have a material impact on its results of operations, liquidity or financial position.

Revenue Recognition – Net sales are recorded at the time of shipment to customers along with related expenses including estimates for future warranty expense. This is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents – Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less.

Inventories – Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor and factory overhead. The percentage of year-end inventory using average cost, last-in, first-out (LIFO), and first-in, first-out (FIFO) was 51%, 28% and 21%, respectively, for 2001 and 23%, 30% and 47%, respectively, for 2000. The change in the percentage mix of year-end inventory between 2001 and 2000 is due to the use of average cost by the locations acquired during 2001.

Property, Plant and Equipment and Depreciation – Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed on the straight-line method for building equipment and buildings over 10 – 37 years and for machinery and equipment over 3 – 12 years. Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($22,012, $22,059 and $13,004 in 2001, 2000 and 1999, respectively) are charged to expense. When property, plant and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in net income.

Goodwill and Other Intangible Assets – Goodwill and other intangibles represent the excess of the purchase price over the estimated fair values of net tangible assets acquired in the purchase of businesses, and are being amortized on a straight-line basis over periods ranging from 2 to 40 years or the specific remaining identifiable life on a straight-line basis. Goodwill was $88,907 and $85,317 as of December 31, 2001 and 2000, net of accumulated amortization of $8,669 and $5,974, respectively. Amortization of goodwill and other intangibles was $6,946 for 2001, $2,499 for 2000 and $414 for 1999.

Impairment of Long-Lived Assets and Assets to be Disposed Of – Consistent with the requirements of SFAS No. 121, the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated based on the expected future undiscounted operating cash flows. When events or circumstances indicate the carrying value of an asset is impaired, the Company recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. Based upon its most recent analysis, the Company believes that no impairments existed at December 31, 2001. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income Taxes – The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred taxes when it is more likely than not that a tax benefit will not be realized.

Earnings Per Share – Basic net income per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon exercise of those restricted stock shares for which market price exceeds exercise price, if any, less shares which could have been purchased by the Company with the related proceeds. Shares resulting in an antidilutive effect are excluded in accordance with SFAS No. 128 "Earnings per Share."

Notes to Consolidated Financial Statements (continued)

Fair Value of Financial Instruments – Fair value estimates, methods, and assumptions are set forth below.

The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximates fair value because of the short-term nature of these instruments.

The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities. At December 31, 2001, the Company estimated the fair value of its long-term debt, including amounts due within one year, at $246,557. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Translation of Foreign Currencies – Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders' equity. Gains or losses on transactions denominated in foreign currencies and the related tax effects, which are not material, are reflected in net income.

Reclassifications – Certain previously reported amounts have been reclassified to conform to the current period presentation.

(2) Business Ventures:

On December 30, 1996, the German Holding Company and ZTS, a.s. formed a business venture organized as a Slovakian corporation under the name Sauer ZTS, a.s. The German Holding Company contributed approximately $5,800 of cash and technology for a 65% interest in Sauer ZTS, a.s. During 1998, the Company contributed an additional $693 to increase its interest in Sauer ZTS, a.s. to 87.8%. During 2000, the Company contributed $138 to increase its interest in Sauer ZTS, a.s. to 88.4%. During 2001, the Company contributed $1,491 to increase its interest in Sauer ZTS, a.s. to 89.6% and changed the name of the company to Sauer-Danfoss (Dubnica) a.s. The principal business of Sauer-Danfoss (Dubnica) a.s. is the manufacture of high power hydrostatic transmissions. The Company consolidates Sauer-Danfoss (Dubnica) a.s. into its consolidated financial statements.

Effective April 1, 2001, the Company entered into an agreement with Topcon Laser Systems, Inc. to create a new joint venture company called Topcon Sauer-Danfoss (TSD). TSD operates out of the Company's Minneapolis, Minnesota, facility and Topcon's Pleasanton, California, facility. This new company focuses on the development and marketing of electronic systems used to control the work functions of vehicles. The Company owns 50.1% of TSD and accordingly, consolidates TSD into its consolidated financial statements.

On September 27, 2001, the Company completed the previously announced transaction with Daikin Industries, Ltd. to establish two joint venture companies. The two companies, a sales company and a manufacturing company, will operate as part of the Company's global organization covering the Asia-Pacific region. The Company owns 65% of the sales company and 45% of the manufacturing company. Accordingly, the Company consolidates the sales company but does not consolidate the manufacturing company.

(3) Acquisitions:

The following acquisitions have been accounted for under the purchase method of accounting for business combinations, and accordingly, the Company's consolidated financial statements include the results of operations and cash flows since the effective date of acquisition.

During January, 2001, the Company completed its acquisition of Compact Controls Inc. (CCI) for approximately $36,000. CCI, located in Hillsboro, Oregon, is a leading manufacturer of cartridge valves and hydraulic integrated circuit manifolds. The transaction resulted in approximately $22,000 of goodwill being recognized.

During January, 2001, the Company acquired all of the assets and business operations of portions of the fluid power business of Danfoss A/S. Sauer Inc. and Danfoss A/S agreed to the asset acquisition in principle when Sauer Inc. purchased eleven companies comprising the DFP group on May 3, 2000. The operations are located in Australia, Belgium, Japan, Latin America, Netherlands, Portugal, Singapore, and Spain. The Company issued 2,091 shares of its common stock valued at $18,298. The transaction resulted in approximately $7,000 of goodwill.

During July, 2001, the Company completed the acquisition of Hidrover Válvulas S.A. for approximately $3,500 in an all-cash transaction. This resulted in approximately $2,500 being recognized as goodwill. Hidrover develops and manufactures directional control valves and other hydraulic valves primarily serving the application areas of agriculture, material handling, and utility machinery. The company, located in Caxias do Sul, Brazil, has approximately 80 employees and annual sales of approximately $4,000.

During January, 2000, the Company paid $3,600 and issued 103 shares of its common stock to acquire all of the assets of Custom Design Electronics of Sweden AB (CDE) and its subsidiary NOB Electronik AB, which manufactures and sells electronic control panels and related software. The acquisition resulted in approximately $3,000 of goodwill being recognized.

On May 3, 2000, the Company issued 16,150 shares of its common stock in exchange for all of the outstanding shares of Danfoss Fluid Power Companies (DFP), which designs, manufactures and sells orbital motors, hydrostatic steering units, proportional load-sensing valves, gear pumps and electrohydraulics for use by OEMs of mobile equipment. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company has obtained independent appraisals of the fair values of acquired property, plant and equipment, and identifiable intangible assets, and their remaining useful lives. The proper adjustments to record these assets at their fair market value have been made and the related depreciation and amortization expense is reflected in the consolidated financial statements.

(4) Unusual Charges:

As a result of the acquisition of DFP, the Company incurred acquisition integration expenses for the incremental costs to exit and consolidate activities at former DFP locations, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of DFP with the Company. Accounting principles generally accepted in the United States require that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. On the other hand, accounting principles require that acquisition integration expenses which are associated with the generation of future revenues and have future economic benefit, and those associated with integrating former Sauer locations into DFP locations, must be recorded as expenses. The components of the acquisition liabilities included in the purchase price allocation for DFP are as follows:

	Original Costs Estimated	*Utilized*	*Portion Unutilized*	*Balance Remaining at December 31, 2001*
Workforce reductions	$ 3,902	$ 3,902	$ —	$—
Asset impairments	3,522	2,716	806	—
Other	4,653	3,953	700	—
	$12,077	$10,571	$1,506	$—

The acquisition integration liabilities were based on the Company's integration plan which focused on three key areas of integration: 1) manufacturing process and supply chain rationalization, including plant closings, 2) elimination or consolidation of redundant administrative overhead and support activities, and 3) restructuring and consolidating the sales and marketing organizations in Europe to eliminate redundancies in these activities.

Notes to Consolidated Financial Statements (continued)

The workforce reductions represented the termination of 158 DFP employees, primarily production personnel. As of December 31, 2001, all 158 had been terminated. The above amounts were funded through cash flows from the combined operations.

Under accounting principles generally accepted in the United States of America, adjustments to the estimated acquisition integration liabilities are to be included in the allocation of the purchase price of DFP, if the adjustment is determined within the purchase price allocation period. Adjustments that are determined after the end of the purchase price allocation period are to be 1) recorded as a reduction of net income, if the ultimate amount of the liability exceeds the estimate, or 2) recorded as a reduction of goodwill, if the amount of the liability is less than the estimate. During 2001, the Company finalized its adjustments and had a balance of $1,506 of unused liability that had been recorded as of December 31, 2000. Accordingly, this balance was recorded as a reduction of goodwill related to the DFP acquisition.

During 2000, the Company recorded restructuring charges of $11,232 ($6,852 after tax, or $0.17 per share) associated with the integration of the DFP acquisition. These charges related to plant consolidation and other expenses, liability for workforce reductions, severance and other related employee benefits, building lease termination, and relocation of inventory and equipment and are included in the Consolidated Statements of Income. Included in the restructuring charge was $1,500 recorded for the expected termination of 70 employees, primarily manufacturing personnel. As of December 31, 2000, all of these employees had been terminated.

Movement of the various components of the restructuring liabilities follows:

	Employees	*Workforce Reductions*	*Inventory and Other Asset Write-downs*	*Plant Consolidation and Other*	*Total*
2000	70	$1,500	$5,590	$4,142	$11,232
Utilized in 2000	70	1,500	4,090	2,479	8,069
Utilized in 2001	—	—	1,500	1,532	3,032
Balance remaining at December 31, 2001	—	$ —	$ —	$ 131	$ 131

(5) Minority Interests:

Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:

a) A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership, for 2001, 2000 and 1999.

b) The Murmann Limited Partners, as holders of limited partnership interests, in the results of the German Operating Company equal to 7.6% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests through May 3, 2000 for 2000, and 7.6% for 1999.

c) A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Company Ltd., a Chinese equity business venture for 2001, 2000, and 1999.

d) A minority interest held by ZTS, a.s. in Sauer-Danfoss (Dubnica) a.s., a Slovakian corporation, equal to 10.4% for 2001, 11.6% for 2000, and 12.2% for 1999.

e) A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss Daikin, Ltd., a Japanese corporation, since October 1, 2001.

f) A 49.9% minority interest held by Topcon Laser Systems in Topcon Sauer-Danfoss, a U.S. limited partnership, for the period from April 1, 2001 through December 31, 2001.

The following tables set forth the components of minority interest in the consolidated balance sheets and consolidated statements of income:

Minority Interest Reflected in Consolidated Balance Sheets

	December 31, 2001	2000
Hydro-Gear Limited Partnership	**$20,703**	$26,514
Sauer Shanghai Hydraulic Transmission Company	**2,546**	2,470
Sauer-Danfoss (Dubnica) a.s.	**832**	869
Sauer-Danfoss Daikin, Ltd.	**1,181**	—
Topcon Sauer-Danfoss	**319**	—
Total	**$25,581**	$29,853

Minority Interest in (Income) Loss Reflected in Consolidated Statements of Income

	Years Ended December 31, 2001	2000	1999
Hydro-Gear Limited Partnership	**$(7,690)**	$(9,180)	$(4,914)
German Operating Company	**—**	(1,486)	(2,387)
Sauer Shanghai Hydraulic Transmission Company	**(76)**	1,042	417
Sauer-Danfoss (Dubnica) a.s.	**57**	(36)	358
Sauer-Danfoss Daikin, Ltd.	**96**	—	—
Topcon Sauer-Danfoss	**(269)**	—	—
Total	**$(7,882)**	$(9,660)	$(6,526)

Until May 3, 2000, the Company was the general partner and 80% owner of the German Operating Company. The Murmann Limited Partners had certain rights which included an annual cash payment equal to 7.6% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests and the right to consent to certain actions of the German Operating Company. However, the Company had the right to elect by the action of its independent directors or the holders of its common stock other than the Murmann family to terminate the Murmann Limited Partnership Interests in exchange for 2,250 shares of common stock of Sauer Inc. As such, the Company controlled and consolidated the German Operating Company.

As a result of the DFP acquisition, the Company elected, by the action of its independent directors, to terminate the limited partnership interests. Pursuant to the terms of the agreement creating the limited partnership, in exchange for the termination of the limited partnership interests, the Company issued 2,250 shares of its common stock and paid the balance of the current accounts of the Limited Partners of $3,873. The difference between the fair market value of the shares issued and the historical basis of the limited partnership interest was considered to be a deemed dividend of $17,337 under common control accounting. In addition, the agreement required the Company to pay an amount in cash equal to the income tax payable as a result of the exchange of the shares of common stock of the Company for the limited partnership interests, but not to exceed 23,354 deutsche marks or $10,577 at December 31, 2001 using an exchange rate of 2.208 deutsche marks to the U.S. dollar. As of December 31, 2001, the Company has paid $3,254 toward this tax liability. However, the Murmann Limited Partners are currently in dispute in the German tax courts over the total amount of tax liability related to this transaction. Although the Company may ultimately be liable for additional tax liability related to the termination of this agreement, there is no reasonable way to estimate the future outcome, therefore, no further accrual has been made at this time. However, the Company believes that the outcome of this matter will not have a materially adverse effect on its results of operations, liquidity or financial position.

Notes to Consolidated Financial Statements (continued)

(6) Inventories:

The composition of inventories is as follows:

	December 31, 2001	2000
Raw materials	$ 49,839	$ 52,779
Work in process	23,343	26,005
Finished goods and parts	77,189	75,385
LIFO allowance	(8,719)	(7,937)
Total	$141,652	$146,232

(7) Property, Plant and Equipment:

The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31, 2001	2000
Cost—		
Land and improvements	$ 8,083	$ 8,224
Buildings and improvements	102,485	99,898
Machinery and equipment	643,165	604,916
Construction in progress	48,072	41,793
Total cost	801,805	754,831
Less – accumulated depreciation	(378,610)	(331,845)
Net property, plant and equipment	$423,195	$ 422,986

Depreciation expense for 2001, 2000 and 1999 was $62,528, $50,839, and $35,124, respectively.

(8) Pension Benefits:

The Company has noncontributory defined benefit plans covering substantially all employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company's funding policy outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company's operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees.

Pension expense for 2001, 2000 and 1999 for these defined benefit plans consists of the following components:

	Years Ended December 31, 2001	2000	1999
Service cost	$ 3,240	$ 3,298	$ 3,691
Interest cost	7,151	6,820	6,972
Expected return on plan assets	(6,945)	(6,892)	(5,842)
Amortization of prior service cost	592	426	452
Amortization of net loss	132	46	57
Amortization of transition obligation	(251)	(262)	(280)
Net periodic pension expense	$ 3,919	$ 3,436	$ 5,050

The following table sets forth the plans' funded status as of the respective balance sheet dates:

	December 31, 2001		December 31, 2000	
	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets
Benefit obligation at January 1	$(17,747)	$(85,813)	$(17,333)	$(83,278)
Service cost	(775)	(2,465)	(713)	(2,585)
Interest cost	(1,156)	(5,995)	(1,105)	(5,715)
Benefit obligation assumed by acquisition	—	(802)	—	—
Plan participant contributions	(351)	—	(309)	—
Plan amendments	(4,320)	(1,866)	—	1,366
Actuarial gain (loss)	(897)	1,530	(545)	631
Benefit payments	1,143	4,672	924	2,364
Effect of exchange rate changes	361	778	1,334	1,404
Benefit obligation at December 31	(23,742)	(89,961)	(17,747)	(85,813)
Reconciliation of fair value of plan assets				
Fair value of plan assets at January 1	27,941	60,606	31,011	59,223
Plan assets assumed by acquisitions	—	122	—	—
Actual return on plan assets	(3,024)	5,348	(635)	1,904
Employer contributions	664	2,954	514	2,045
Effect of exchange rate changes	(737)	—	(2,334)	—
Plan participants' contributions	351	—	309	—
Benefit payments	(1,143)	(3,580)	(924)	(2,566)
Fair value of plan assets at December 31	24,052	65,450	27,941	60,606
Funded status at December 31	310	(24,511)	10,194	(25,207)
Unrecognized prior service cost	305	3,067	366	1,560
Unrecognized actuarial gain	5,145	(9,061)	(5,337)	(6,658)
Unrecognized net transition obligation	66	—	(264)	—
Net amount recognized	$ 5,826	$(30,505)	$ 4,959	$(30,305)

Amounts recognized in the balance sheet as of December 31:

	December 31, 2001		December 31, 2000	
	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets	Assets Exceed Accumulated Benefits	Accumulated Benefits Exceed Assets
Long-term pension asset (liability)	$5,826	$(31,608)	$4,959	$(31,086)
Accumulated other comprehensive income	—	1,103	—	781
Net amount recognized	$5,826	$(30,505)	$4,959	$(30,305)

Notes to Consolidated Financial Statements (continued)

Significant assumptions used in determining pension expense and related pension obligations are as follows:

	December 31, 2001	2000	1999
Discount rates—			
United States	7.5%	7.5%	7.5%
Germany	6.5	6.5	6.5
United Kingdom	5.8	7.0	7.0
Rates of increase in compensation levels—			
United States	4.5	4.5	4.5
Germany	2.5	2.5	2.5
United Kingdom	3.8	5.0	5.0
Expected long-term rate of return on assets—			
United States	8.5	8.5	8.5
United Kingdom	6.8	7.0	7.0

The plans' assets consist principally of short-term U.S. Government securities, UK Government securities, equity securities, and fixed income contracts.

(9) Postretirement Benefits Other than Pensions:

The Company provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and/or service requirements. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which contributions by the Company are required. The health benefit plans covering substantially all U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The components of the postretirement benefit provisions of the Company-sponsored plans for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Service cost	$ 438	$ 413	$ 429
Interest cost	1,258	1,186	1,058
Net deferral and amortization	24	24	31
Postretirement benefit provision	$1,720	$1,623	$1,518

The funded status of the Company-sponsored plans was as follows:

	December 31, 2001	2000
Reconciliation of benefit obligation:		
Accumulated postretirement benefit liability at January 1	**$(17,629)**	$(16,440)
Accumulated postretirement benefit assumed by acquisition	**—**	(556)
Service cost	**(438)**	(413)
Interest cost	**(1,258)**	(1,186)
Actuarial gain (loss)	**(1,115)**	114
Benefit payments	**1,072**	852
Accumulated postretirement benefit liability at December 31	**(19,368)**	(17,629)
Reconciliation of fair value of plan assets:		
Fair value of plan assets at January 1	**—**	—
Employer contributions	**1,072**	852
Benefit payments	**(1,072)**	(852)
Fair value of plan assets at December 31	**—**	—
Funded status	**(19,368)**	(17,629)
Unrecognized actuarial loss	**3,031**	1,942
Postretirement benefit liability	**$(16,337)**	$(15,687)

The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 9.0% for 2002 and is assumed to decrease ratably in 2003 through 2005 and remain level at 5.5% thereafter.

U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, will only be eligible after age 65 for a Medicare reimbursement allowance based on years of service.

A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2001, by $1,539, and increased or decreased postretirement benefit expense for 2001 by $189. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 7.5% for 2001 and 2000.

(10) Long-Term Incentive Plan:

The Company's Long-Term Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares and other incentive awards to officers and key employees and for the reimbursement to certain participants for the personal income tax liability resulting from such awards. The total number of shares of common stock that may be subject to awards or be issued under the Long-Term Incentive Plan will not exceed 2,400 shares, of which no more than 1,200 shares may be issued as restricted stock.

The Company also has a Non-employee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not also employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250 shares.

During 2001 and 2000, the Company awarded 8 shares of restricted stock in each of the years to non-employee directors and 220 and 165, respectively, of performance units to employees. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. The performance units entitle the participants to an amount equal to the Company's dividends and vest after three years.

Notes to Consolidated Financial Statements (continued)

Unearned compensation related to the restricted stock is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheets and is being amortized ratably over the life of the grants. Unearned compensation was computed based on the market value of the restricted shares. Compensation expense recognized in conjunction with the restricted stock outstanding in 2001 and 2000 amounted to $43 and $1,735, respectively. The majority of the compensation expense recognized in 2000 was the result of grants awarded prior to 2000 vesting 100% due to the change in control occurring with the acquisition of DFP on May 3, 2000.

(11) Income Taxes:

The Company's income before income taxes is as follows:

	Years Ended December 31, 2001	2000	1999
United States	$ (8,104)	$17,693	$24,265
European and other	15,703	26,460	4,794
Total	$ 7,599	$44,153	$29,059

The Company's primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

The (provision) benefit for income taxes by taxing jurisdiction location is as follows:

	Years Ended December 31, 2001	2000	1999
Current:			
United States			
Federal	$ 6,009	$ (6,544)	$ (4,936)
State	1,026	(346)	(625)
European and other	(8,405)	(9,154)	(2,733)
Total current	(1,370)	(16,044)	(8,294)
Deferred:			
United States			
Federal	(2,158)	(554)	(2,283)
State	(576)	445	95
European and other	1,235	(1,075)	(457)
Total deferred	(1,499)	(1,184)	(2,645)
Total income tax provision	$(2,869)	$(17,228)	$(10,939)

A reconciliation of the U.S. statutory and effective income tax provision (benefit) based on the Company's income before income taxes is as follows:

	Years Ended December 31, 2001	2000	1999
U.S. statutory tax rate	35.0%	35.0%	35.0%
Deferred tax benefit not previously recognized	(18.2)	(0.6)	(6.4)
Goodwill and nondeductible expenses	16.5	2.7	1.7
European and Asian locations' losses not tax benefited	14.3	1.2	7.0
U.S. tax on distributed foreign earnings	—	1.8	—
Taxes on European locations' income at rates which differ from the U.S. rate	(7.5)	(1.9)	—
State income taxes	(2.9)	0.8	2.1
Other	0.6	—	(1.8)
Effective income tax rate	37.8%	39.0%	37.6%

The components of the Company's net deferred tax assets and (liabilities), determined on a jurisdictional and entity basis, are as follows:

	December 31, 2001		2000	
	Assets	**Liabilities**	Assets	Liabilities
Tax loss and tax credit carryforwards	**$ 24,265**	**$ 312**	$ 22,290	$ —
Internal Revenue Code Section 743 and other tax basis step-ups	**2,269**	**—**	2,949	—
Deferred compensation, postretirement and accrued pension benefits	**2,910**	**8,929**	2,851	8,310
Fixed asset basis differences	**2,487**	**(39,201)**	(2,259)	(33,684)
Restructuring accruals	**—**	**468**	2,896	525
Inventory and warranty accruals	**8,840**	**(219)**	7,317	(842)
Intangible asset fair market value step-up	**—**	**(12,306)**		
Other items	**2,078**	**(974)**	3,264	(265)
U.S. tax on unremitted earnings of foreign subsidiaries	**—**	**—**	(1,970)	—
Gross deferred tax assets/(liabilities)	**42,849**	**(42,991)**	37,338	(25,956)
Valuation allowance	**(22,732)**	**—**	(21,564)	—
Net deferred tax assets/(liabilities)	**20,117**	**(42,991)**	15,774	(25,956)
Less – current portion	**(8,478)**	**—**	(7,988)	—
Net deferred tax assets/(liabilities), long-term	**$ 11,639**	**$(42,991)**	$ 7,786	$(25,956)

For the years ended December 31, 2001 and 2000, the valuation allowance increased by $1,168 and $18,399, respectively. The 2001 increase stems primarily from a valuation allowance established against current year foreign tax credits generated. The 2000 increase stems primarily from a valuation allowance established against certain net operating losses of acquired companies. To the extent the unrecognized tax net operating loss carryforwards at the date of acquisition are recognized in the future, the tax benefits of such recognition will reduce goodwill.

As of December 31, 2001 and 2000, the Company had not provided U.S. federal income taxes on $60,116 and $35,968 of undistributed earnings recorded by subsidiaries outside the United States since these earnings were deemed permanently invested. During 2001, the Company determined that a portion of U.K. investment was permanent as a result of new tax planning strategies implemented in 2001. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to substantially reduce any U.S. tax liability if these foreign earnings were remitted.

The Company had the following tax return carryforwards available to offset future years' taxes at December 31, 2001:

	Amount	*Expiration Dates*
German net operating losses	$49,550	None
U.S. net operating losses	$57,123	2002 – 2018
U.S. foreign tax credits	$ 4,000	2002 – 2006

The German net operating losses reflected above have reduced U.S. income taxes in prior years due to the treatment of the Company's primary German operations as a partnership. Accordingly, no deferred tax asset has been established for the German loss carryforwards. The U.S. loss carryforwards will be limited by IRC Section 382.

The Internal Revenue Service (IRS) has audited the Company's federal income tax returns for fiscal years 1997 and 1998. The Company received a notice of proposed tax deficiency for the two years and filed an appeal on October 12, 2001, in response to that IRS notice. Final proposed adjustments have not been received for these years. Although the outcome of such review cannot be predicted with certainty and no assurances can be given with respect to such reviews, the Company believes that the ultimate outcome of this review in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

Notes to Consolidated Financial Statements (continued)

(12) Notes Payable and Long-Term Debt:

Long-term debt consisted of the following:

	December 31, 2001	2000
U.S. Revolving Credit Facility, due 2003	$ 68,000	$ 30,400
U.S. 1997 Senior Notes, due through 2007	22,000	25,000
U.S. 2000 Senior Notes, due through 2010	35,000	35,000
U.S. Industrial Development Revenue Bonds, due through 2026	8,530	8,530
German Long-Term Bank Facilities maturing through 2018	37,720	34,339
Danish Long-Term Facilities, due through 2006	60,824	59,947
Other borrowings	13,679	9,621
Total debt	245,753	202,837
Less – scheduled current maturities	(9,727)	(4,205)
Total long-term debt	$236,026	$198,632

The U.S. Revolving Credit Facility, dated October 6, 2000, permits the Company to choose between two interest rate options and to specify what portion of the loan is covered by a specific interest rate option and the applicable funding period to which the interest rate option is to apply. The interest rate options are based on the bank's prime lending rate and LIBOR. The Revolving Credit Facility permits unsecured borrowings up to $90,000. The Company pays a commiment fee on the unused portion of the U.S. Revolving Credit Facility to have the funds available. At December 31, 2001, this fee was 0.25%. At December 31, 2001 and 2000, the weighted average interest rate on outstanding borrowings was approximately 3.8% and 7.8%, respectively.

The U.S. Revolving Credit Facility contains certain restrictions, including limitations on the payment of dividends. The U.S. Revolving Credit Facility also requires the U.S. Operating Company to maintain certain minimum levels of profitability and cash flow as defined. Finally, the U.S. Revolving Credit Facility requires the maintenance of minimum tangible net worth and maximum leverage (as defined). The U.S. Operating Company was in compliance with the requirements at December 31, 2001. During 2001, the Company did renegotiate its U.S. Revolving Credit Facility. This negotiation resulted in changes to covenants related to earnings performance and cash flow. Although the Company is currently meeting these new covenants, certain factors such as the uncertain economy in the U.S. coupled with the Company's financial performance could put the Company at risk of future compliance. Should the Company not meet these covenants, the result would be a default on the U.S. Revolving Credit Facility causing the entire outstanding balance to be classified as a current liability. However, the Company does not currently anticipate that this will happen and has held discussions with its lenders to consider alternatives in the event of such a default.

On December 15, 1997, the U.S. Operating Company issued $25,000 of 6.68% Senior Notes (1997 Senior Notes). The 1997 Senior Notes have remaining annual repayments on December 15, 2002, through December 15, 2007. The 1997 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios which are similar to the U.S. Revolving Credit Facility. At December 31, 2001, the U.S. Operating Company was in compliance with these requirements.

On October 1, 2000, the U.S. Operating Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios which are similar to the U.S. Revolving Credit Facility. At December 31, 2001, the U.S. Operating Company was in compliance with these requirements.

On May 1, 1996, the U.S. Operating Company issued $9,000 of Industrial Development Revenue Bonds (Bonds) of which $8,530 remains outstanding. The Bonds are at variable interest rates. At December 31, 2001 and 2000, the interest rate on the bonds was 1.75% and 5.05%, respectively. The Bonds are secured by a bank letter of credit. The Bonds contain certain covenants and restrictions similar to those included in the U.S. Revolving Credit Facility. At December 31, 2001, the U.S. Operating Company was in compliance with these requirements.

The German Long-Term Bank Facilities represent a series of long-term bank facilities, with an aggregate principal of $37,720 at December 31, 2001. These facilities generally carry fixed rates of interest, ranging from 4.6% to 6.9%. These facilities contain a variety of repayment schedules and have final maturities ranging from December 2002 through June 2018.

The Danish Long-Term Facilities represent the drawn portion, $60,824, of a total available credit facility of $95,837. The Danish Long-Term Facilities requires the Company to maintain certain minimum levels of profitability and equity (as defined). The Company was in compliance with the requirements at December 31, 2001. The drawn portion of the facility bears interest at a rate of 4.9% at December 31, 2001.

Payments required on long-term debt outstanding as of December 31, 2001, during the years ending 2002 through 2006 and for years thereafter, are $9,727, $81,248, $72,275, $8,773, $12,056 and $61,674, respectively.

The Company also maintains revolving credit facilities, notes payable and bankers' acceptances for its European and other operations. The German Operating Company's credit agreement contains restrictions similar to those in the U.S. Operating Company's agreements. The German Operating Company was in compliance with the requirements at December 31, 2001. At December 31, 2001, accounts receivable, inventories, property, plant and machinery and equipment in the amount of $5,276 were pledged as collateral under these European and other operations credit facilities.

The weighted average interest rates on short-term borrowings at year-end were 4.6% in 2001 and 7.1% in 2000 and 1999.

(13) Related Parties:

In connection with the acquisition of DFP on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services provide for rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized under these agreements for 2001 and 2000 was $8,573 and $5,354, respectively. Payments required under these agreements as of December 31, 2001, during the years ending 2002 through 2006 and for years thereafter, are $7,850, $6,774, $6,087, $6,087, $6,087, and $33,455 respectively.

(14) Commitments and Contingencies:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2001, 2000 and 1999 was $10,457, $7,840 and $5,986, respectively.

Minimum future rental commitments under all noncancelable operating leases as of December 31, 2001, during the years ending 2002 through 2006 and for the years thereafter, are $10,590, $9,556, $8,175, $7,580, $7,100, and $55,929, respectively.

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company's policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

(15) Quarterly Financial Data (Unaudited):

Quarter	*First*	*Second*	*Third*	*Fourth*	*Total*
2001					
Net sales	**$261,102**	**$221,641**	**$183,474**	**$189,062**	**$855,279**
Gross profit	**$ 65,399**	**$ 52,438**	**$ 34,418**	**$ 40,978**	**$193,233**
Net income (loss)	**$ 12,249**	**$ 4,172**	**$ (7,663)**	**$ (4,028)**	**$ 4,730**
Basic and diluted net income (loss) per common share	**$ 0.27**	**$ 0.09**	**$ (0.16)**	**$ (0.08)**	**$ 0.10**
2000					
Net sales	$ 163,479	$ 225,772	$ 197,366	$ 195,920	$ 782,537
Gross profit	$ 42,906	$ 60,288	$ 50,263	$ 47,554	$ 201,011
Net income	$ 8,167	$ 10,128	$ 5,331	$ 3,299	$ 26,925
Basic and diluted net income per common share	$ 0.30	$ 0.26	$ 0.12	$ 0.07	$ 0.69

Notes to Consolidated Financial Statements (continued)

(16) Segment and Geographic Information:

The Company has two reportable segments defined by geographic region due to the difference in economic characteristics in which these segments operate. The activities of each reportable segment consist of the design, manufacture and sale of hydraulic systems and other related components. The Company's segment called "Americas" includes all operations located in both North and South America.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on net income. Intersegment sales are made at established transfer prices. The following table presents the significant items by segment:

	Americas	*Europe*	*All Other*	*Eliminations*	*Total*
2001					
Trade sales	**$449,265**	**$378,435**	**$ 27,579**	**$ —**	**$855,279**
Intersegment sales	**36,732**	**70,399**	**1,432**	**(108,563)(1)**	**—**
Interest income	**2,507**	**3,392**	**552**	**(2,677)(2)**	**3,774**
Interest expense	**11,135**	**12,678**	**15**	**(2,677)(2)**	**21,151**
Depreciation and amortization	**33,062**	**28,515**	**7,897**	**—**	**69,474**
Net income (loss)	**(3,988)**	**10,560**	**(1,842)**	**—**	**4,730**
Total assets	**368,151**	**402,809**	**145,444**	**(31,423)(4)**	**884,981**
Capital expenditures	**28,062**	**41,182**	**453**	**—**	**69,697**
2000					
Trade sales	$ 449,343	$ 327,410	$ 5,784	$ —	$ 782,537
Intersegment sales	43,617	58,288	1,696	(103,601)(1)	—
Interest income	3,402	3,536	935	(3,568)(2)	4,305
Interest expense	8,983	9,941	143	(3,568)(2)	15,499
Depreciation and amortization	27,195	19,224	6,919	—	53,338
Net income (loss)	12,449	16,776	(814)	(1,486)(3)	26,925
Total assets	353,814	429,782	109,817	(52,450)(4)	840,963
Capital expenditures	35,086	32,646	199	—	67,931
1999					
Trade sales	$ 341,859	$ 186,806	$ 5,717	$ —	$ 534,382
Intersegment sales	36,029	31,155	399	(67,583)(1)	—
Interest income	1,953	1,706	1,416	(4,797)(2)	278
Interest expense	6,111	7,364	166	(4,797)(2)	8,844
Depreciation and amortization	20,878	13,588	1,072	—	35,538
Net income (loss)	17,021	2,463	1,023	(2,387)(3)	18,120
Total assets	239,895	200,927	31,035	(29,342)(4)	442,515
Capital expenditures	33,496	23,139	514	—	57,149

Eliminations:

(1) Elimination of intersegment sales.

(2) Elimination of intersegment interest income and expense from borrowings made between segments.

(3) Net income eliminations – minority interest in German operating company.

(4) Total assets eliminations:

	2001	*2000*	*1999*
Intersegment receivables	**$(20,027)**	$(40,226)	$(27,757)
Intersegment profit in inventory and other	**(11,396)**	(12,224)	(1,585)
Total assets eliminations	**$(31,423)**	$(52,450)	$(29,342)

A summary of the Company's net sales by product line is presented below:

	Net Sales		
	2001	2000	1999
Hydrostatic transmissions	**$400,367**	$469,236	$430,829
Open circuit gear pumps and motors and piston pumps	**270,992**	143,283	67,622
Electrohydraulics and controls	**183,920**	170,018	35,931
Total	**$855,279**	$782,537	$534,382

A summary of the Company's net sales and long-lived assets by geographic area is presented below:

	Net Sales(1)			Long-Lived Assets(2)	
	2001	2000	1999	**2001**	2000
United States	**$411,881**	$409,807	$314,291	**$238,122**	$218,251
Germany	**80,080**	67,558	44,224	**46,868**	51,840
Italy	**55,350**	48,002	26,968	**8,783**	8,032
France	**44,292**	37,000	22,026	**629**	659
United Kingdom	**47,139**	43,749	30,163	**24,823**	25,293
Denmark(3)	**14,678**	11,890	—	**160,669**	160,770
Slovakia(3)	**992**	469	1,656	**35,431**	33,317
Other countries	**200,867**	164,062	95,054	**42,998**	19,857
Totals	**$855,279**	$782,537	$534,382	**$558,373**	$518,019

(1) Net sales are attributed to countries based on location of customer.

(2) Long-lived assets include property, plant and equipment net of accumulated depreciation, intangible assets net of accumulated amortization and certain other long-term assets.

(3) Majority of this country's sales are shipped outside of the home country where the product is produced.

No single customer accounted for 10% or more of total consolidated sales in any year presented.

(17) Subsequent Events (Unaudited):

On February 19, 2002, the Company announced that it had completed an agreement to purchase a minority interest in Comatrol S.p.A., effective January 1, 2002, for approximately $6,000 and to enter into a strategic alliance to develop and manufacture cartridge valves and hydraulic integrated circuits (HICs) under the Sauer-Danfoss brand label as well as marketing, sales and support through the Sauer-Danfoss organization. Comatrol, located in Reggio Emilia, Italy, has 90 employees and approximately $16,000 in annual sales. The Company will own 45% of Comatrol as a minority interest partner and will not consolidate the financial results.

Report of Management

The management of Sauer-Danfoss Inc. is responsible for the integrity and accuracy of the financial information contained in this annual report. Management believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. In management's opinion, the financial statements present fairly the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

Management of the Company is also responsible for maintaining a system of internal accounting controls and procedures designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit department which coordinates its activities with the Company's independent accountants.

KPMG LLP has been retained to conduct an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated results of operations, financial position and cash flows.

The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors and the independent accountants, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting.

David L. Pfeifle
President and Chief Executive Officer

Karl J. Schmidt
Executive Vice President and Chief Financial Officer

Independent Auditors' Report

To the Shareholders of Sauer-Danfoss Inc.:

We have audited the accompanying consolidated balance sheets of SAUER-DANFOSS INC. (a Delaware corporation) AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the two year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated statements of income, stockholders' equity and comprehensive income and cash flows of SAUER-DANFOSS INC. (formerly SAUER INC. and SUBSIDIARIES) for the year ended December 31, 1999, were audited by other auditors whose report thereon dated February 16, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAUER-DANFOSS INC. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Des Moines, Iowa
February 14, 2002

Selected Financial Data

(in thousands except per share and employee data)	2001	2000[1]	1999	1998	1997
Operating Data:					
Net sales	**$855,279**	$782,537	$534,382	$564,524	$535,173
Gross profit	**193,233**	201,011	125,932	136,213	131,108
Marketing	**63,318**	40,874	24,727	24,942	23,256
Research and development	**38,054**	29,874	23,311	22,089	20,655
Administration	**59,485**	57,302	33,655	29,571	29,319
Total operating expenses	**160,857**	128,050	81,693	76,602	73,230
Earnings before interest and taxes	**24,976**	55,347	37,625	50,527	50,680
Total interest expense, net	**17,377**	11,194	8,566	8,814	7,607
Net income	**4,730**	26,925	18,120	26,334	27,129
Per Share Data:					
Income per common share, basic and diluted	**$ 0.10**	$ 0.69	$ 0.67	$ 1.01	$ 1.12
Cash dividends per share	**$ 0.28**	$ 0.28	$ 0.28	$ 0.29	$ .32
Weighted average basic shares outstanding	**46,977**	39,216	27,225	26,148	24,225
Weighted average diluted shares outstanding	**46,980**	39,217	27,240	26,150	24,225
Balance Sheet Data:					
Inventories	**$141,652**	$146,232	$ 73,977	$ 89,195	$ 89,031
Property, plant & equipment, net	**423,195**	422,986	269,485	262,527	191,690
Total assets	**884,981**	840,963	442,515	459,771	388,735
Total debt	**298,799**	245,739	131,855	151,027	136,428
Stockholders' equity	**347,184**	342,397	150,752	148,904	85,301
Debt to debt plus equity	**44.5%**	39.8%	41.7%	45.0%	53.6%
Other Data:					
Backlog (at year-end)	**$319,905**	$375,052	$252,400	$261,700	$227,500
Depreciation and amortization	**69,474**	53,338	35,538	30,635	25,835
Capital expenditures	**69,697**	67,931	57,149	98,582	66,750
EBITDA*	**94,450**	108,685	73,163	81,162	76,515
Cash flows from (used in):					
Operating activities	**67,266**	81,859	77,786	63,535	42,744
Investing activities	**(110,143)**	(62,305)	(56,779)	(98,950)	(70,311)
Financing activities	**33,497**	5,406	(22,940)	35,077	23,351
Number of employees (at year-end)	**6,790**	6,733	3,836	3,710	3,751
Sales/total compensation expense	**3.22x**	3.32x	3.49x	3.68x	3.66x

* EBITDA – represents net income, plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures and working capital requirements.

(1) Includes results of Danfoss Fluid Power since May 3, 2000.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2001	High	**$10.29**	**$ 9.95**	**$ 9.43**	**$ 8.48**	**$10.29**
	Low	**$ 8.41**	**$ 7.27**	**$ 7.37**	**$ 6.64**	**$ 6.64**
	Dividends	**$ 0.07**	**$ 0.07**	**$ 0.07**	**$ 0.07**	**$ 0.28**
2000	High	$ 11.70	$ 11.00	$ 10.91	$ 10.05	$ 11.70
	Low	$ 7.28	$ 8.19	$ 8.80	$ 6.76	$ 6.76
	Dividends	$ 0.07	$ 0.07	$ 0.07	$ 0.07	$ 0.28

Corporate Data

Stockholder Information

Annual Meeting

The annual meeting of company stockholders will be held at 8:30 a.m. on May 1, 2002, at Embassy Suites, 670 Verdae Boulevard, Greenville, South Carolina 29607.

Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone:
800 468 9716
For informaion about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.
Website: http://www.wellsfargo.com/shareownerservices

Investor Relations

In the U.S.:

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 East 13th Street
Ames IA 50010
Phone: 515 239 6364
e-mail: kmccuskey@sauer-danfoss.com

In Europe:

John Langrick
Sauer-Danfoss Inc.
Krokamp 35
D-24539 Neumünster
Germany
Phone: 49 4321 871 190
e-mail: jlangrick@sauer-danfoss.com

Website: http://www.sauer-danfoss.com

Stock Exchanges

Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS) and on the Frankfurt Germany Stock Exchange (SAR).

Form 10-K

The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations.

Independent Public Accountants

KPMG LLP
Des Moines, Iowa

Directors

Ole Steen Andersen
Executive Vice President and
Chief Financial Officer – Danfoss A/S

[3]Jørgen M. Clausen
President & Chief Executive Officer – Danfoss A/S

Nicola Keim
Legal Consultant – Hypo Vereinsbank, Munich

[1]Johannes F. Kirchhoff
Managing Director – FAUN Umwelttechnik GmbH & Co.

Hans Kirk
Executive Vice President – Danfoss A/S

[1]F. Joseph Loughrey
Executive Vice President – Cummins Inc.
President – Engine Business

[2,3]Klaus H. Murmann
Chairman – Sauer-Danfoss Inc.

Sven Murmann
Manager – HAKO Holding GmbH & Co.

[2]David L. Pfeifle
President & Chief Executive Officer – Sauer-Danfoss Inc.

[1]Richard M. Schilling
Partner – Hinshaw & Culbertson Law Firm

[1]Member of Audit Committee and Compensation Committee
[2]Member of Executive Committee
[3]Member of Nominating Committee

Executive Officers

Klaus H. Murmann
Chairman

Jørgen M. Clausen
Vice Chairman

David L. Pfeifle
President and Chief Executive Officer

David J. Anderson
Executive Vice President – Strategic Business Development

Hans J. Cornett
Executive Vice President – Sales and Marketing

Niels Erik Hansen
Executive Vice President – Work Function and Control Products

Karl J. Schmidt
Executive Vice President and Chief Financial Officer

James R. Wilcox
Executive Vice President – Propel Products

Per Have
Vice President – Information Technology

Richard Jarboe
Vice President – Open Circuit

Thomas K. Kittel
Vice President – Hydrostatics, Europe

Henrik Krabsen
Vice President – Valves

Finn Lyhne
Vice President – Motors and Steering

Kenneth D. McCuskey
Vice President – Finance, Secretary and Treasurer

Don O'Grady
Vice President – Human Resources

Albert Zahalka
Vice President – Electrohydraulics

Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010 USA

Sauer-Danfoss Inc.
Krokamp 35
D-24539 Neumünster, Germany

Sauer-Danfoss Inc.
Nordborgvej 81
DK-6430 Nordborg, Denmark

Website: http://www.sauer-danfoss.com